1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 15, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Nine months ended September 30, 2013 and 2012 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012 and the related consolidated statements of comprehensive income for the three months ended September 30, 2013 and 2012 and for the nine months ended September 30, 2013 and 2012, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, International Financial Reporting Standard 1, “First-time adoption of International Financial Reporting Standards,” and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

November 12, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$216,603,697	19	$143,410,588	15	$138,738,113	16	$143,472,277	18
Financial assets at fair value through profit or loss (Note 7)	188,970	—	39,554	—	58,690	—	15,360	—
Available-for-sale financial assets (Note 8)	672,179	—	2,410,635	—	2,067,730	—	3,308,770	—
Held-to-maturity financial assets (Note 9)	700,285	—	5,056,973	1	6,854,611	1	3,825,680	1
Hedging derivative financial assets (Note 10)	—	—	—	—	28,189	—	—	—
Notes and accounts receivable, net (Note 11)	78,844,389	7	57,777,586	6	64,386,937	7	45,830,288	6
Receivables from related parties (Note 37)	827,480	—	353,811	—	925,245	—	185,764	—
Other receivables from related parties (Note 37)	194,408	—	185,550	—	157,144	—	122,292	—
Inventories (Notes 5 and 12)	36,916,527	3	37,830,498	4	33,249,045	4	24,840,582	3
Other current assets (Note 17)	2,740,765	—	2,786,408	—	2,639,414	—	2,174,014	—
Other financial assets (Note 38)	522,137	—	473,833	—	469,979	—	617,142	—

Total current assets	338,210,837	29	250,325,436	26	249,575,097	28	224,392,169	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	61,145,097	5	38,751,245	4	—	—	—	—
Held-to-maturity financial assets (Note 9)	—	—	—	—	701,435	—	5,243,167	1
Financial assets carried at cost (Note 13)	2,124,507	—	3,605,077	—	3,981,251	—	4,315,005	1
Investments accounted for using equity method (Notes 5 and 14)	25,903,920	2	23,360,918	3	23,907,158	3	24,886,931	3
Property, plant and equipment (Notes 5 and 15)	727,716,024	62	617,562,188	64	580,114,062	66	490,422,153	63
Intangible assets (Notes 5 and 16)	11,393,280	1	10,959,569	1	10,888,854	1	10,861,563	1
Deferred income tax assets (Notes 5 and 31)	7,165,944	1	13,128,219	2	13,058,484	2	13,604,218	2
Refundable deposits (Note 37)	2,464,658	—	2,426,712	—	2,331,966	—	4,518,863	1
Other noncurrent assets (Note 17)	1,415,948	—	1,235,144	—	1,213,129	—	1,306,746	—

Total noncurrent assets	839,329,378	71	711,029,072	74	636,196,339	72	555,158,646	72

TOTAL	$1,177,540,215	100	$961,354,508	100	$885,771,436	100	$779,550,815	100

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 18)	$18,053,096	2	$34,714,929	4	$29,749,650	3	$25,926,528	3
Financial liabilities at fair value through profit or loss (Note 7)	18,876	—	15,625	—	20,013	—	13,742	—
Hedging derivative financial liabilities (Note 10)	—	—	—	—	—	—	232	—
Accounts payable	13,478,598	1	14,490,429	2	13,773,108	2	10,530,487	1
Payables to related parties (Note 37)	1,594,104	—	748,613	—	783,253	—	1,328,521	—
Salary and bonus payable	7,668,518	1	7,535,296	1	6,994,285	1	6,148,499	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 24)	9,946,700	1	11,186,591	1	8,654,015	1	9,081,293	1
Payables to contractors and equipment suppliers	58,381,100	5	44,831,798	5	32,785,881	4	35,540,526	5
Income tax payable (Note 31)	17,025,992	1	15,635,594	2	10,855,245	1	10,656,124	1
Provisions (Notes 5 and 19)	6,720,214	1	6,038,003	—	6,900,184	—	5,068,263	1
Accrued expenses and other current liabilities (Notes 15 and 22)	15,396,990	1	13,148,944	1	15,312,033	2	13,218,235	2
Current portion of bonds payable and long-term bank loans (Notes 20 and 21)	—	—	128,125	—	125,000	—	4,562,500	1

Total current liabilities	148,284,188	13	148,473,947	16	125,952,667	14	122,074,950	16

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	6,144,025	—	—	—	—	—	—	—
Bonds payable (Note 20)	210,416,434	18	80,000,000	8	75,600,000	9	18,000,000	3
Long-term bank loans (Note 21)	40,000	—	1,359,375	—	1,393,750	—	1,587,500	—
Provisions (Note 19)	7,344	—	4,891	—	3,619	—	2,889	—
Other long-term payables (Note 22)	36,000	—	54,000	—	54,000	—	—	—
Obligations under finance leases (Note 15)	758,732	—	748,115	—	737,034	—	870,993	—
Accrued pension cost (Note 23)	6,931,366	1	6,921,234	1	6,233,278	1	6,241,024	1
Guarantee deposits	149,622	—	203,890	—	229,212	—	443,983	—
Others	597,743	—	495,150	—	480,559	—	400,831	—

Total noncurrent liabilities	225,081,266	19	89,786,655	9	84,731,452	10	27,547,220	4

Total liabilities	373,365,454	32	238,260,602	25	210,684,119	24	149,622,170	20

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,283,910	22	259,244,357	27	259,220,476	29	259,162,226	33

Capital surplus (Note 24)	55,841,716	5	55,675,340	6	55,630,425	6	55,471,662	7

Retained earnings (Note 24)
Appropriated as legal capital reserve	132,436,003	11	115,820,123	12	115,820,123	13	102,399,995	13
Appropriated as special capital reserve	2,785,741	—	7,606,224	1	7,606,224	1	6,433,874	1
Unappropriated earnings	338,752,961	29	284,985,121	29	244,003,918	28	211,630,458	27

	473,974,705	40	408,411,468	42	367,430,265	42	320,464,327	41

Others (Note 24)	14,776,668	1	(2,780,485)	—	(9,783,800)	(1)	(7,606,219)	(1)

Equity attributable to shareholders of the parent	803,876,999	68	720,550,680	75	672,497,366	76	627,491,996	80
NONCONTROLLING INTERESTS (Note 24)	297,762	—	2,543,226	—	2,589,951	—	2,436,649	—

Total equity	804,174,761	68	723,093,906	75	675,087,317	76	629,928,645	80

TOTAL	$1,177,540,215	100	$961,354,508	100	$885,771,436	100	$779,550,815	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2013		2012		2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%
NET REVENUE (Notes 5, 26, 37 and 42)	$162,577,034	100	$141,499,253	100	$451,218,350	100	$375,300,415	100
COST OF REVENUE (Notes 12, 33 and 37)	83,636,464	51	72,344,501	51	235,092,710	52	193,133,859	52

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	78,940,570	49	69,154,752	49	216,125,640	48	182,166,556	48
REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(49,759)	—	10,381	—	(42,833)	—	(129,569)	—

GROSS PROFIT	78,890,811	49	69,165,133	49	216,082,807	48	182,036,987	48

OPERATING EXPENSES (Notes 5, 33 and 37)
Research and development	13,357,075	8	10,656,855	8	35,949,931	8	29,883,097	8
General and administrative	4,738,276	3	4,478,517	3	15,119,366	3	13,500,459	3
Marketing	1,164,881	1	1,234,982	1	3,359,373	1	3,440,158	1

Total operating expenses	19,260,232	12	16,370,354	12	54,428,670	12	46,823,714	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 27 and 33)	(12,525)	—	3,199	—	21,008	—	(425,894)	—

INCOME FROM OPERATIONS (Note 42)	59,618,054	37	52,797,978	37	161,675,145	36	134,787,379	36

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture (Note 14)	1,113,243	1	712,186	1	2,826,900	1	1,338,261	—
Other income (Note 28)	433,395	—	353,132	—	1,788,780	—	1,364,809	—
Foreign exchange gain (loss), net	(314,948)	—	(157,185)	—	133,136	—	208,125	—
Finance costs (Notes 10 and 29)	(732,326)	—	(270,379)	—	(1,861,664)	—	(685,418)	—
Other gains and losses (Note 30)	(767,534)	(1)	326,609	—	552,180	—	(1,620,830)	—

Total non-operating income and expenses	(268,170)	—	964,363	1	3,439,332	1	604,947	—

INCOME BEFORE INCOME TAX	59,349,884	37	53,762,341	38	165,114,477	37	135,392,326	36
INCOME TAX EXPENSE (Note 31)	7,415,132	5	4,340,047	3	21,882,679	5	10,787,480	3

NET INCOME	51,934,752	32	49,422,294	35	143,231,798	32	124,604,846	33

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 10, 14, 24 and 31)
Exchange differences arising on translation of foreign operations	(1,740,459)	(1)	(2,239,717)	(2)	2,335,435	1	(3,627,600)	(1)
Changes in fair value of available-for-sale financial assets	7,685,269	5	(112,534)	—	15,180,754	3	1,710,289	1
Cash flow hedges	—	—	28,258	—	—	—	28,421	—
Share of other comprehensive income of associates and joint venture	37,947	—	48,074	—	(18,924)	—	68,461	—
Income tax benefit (expense) related to components of other comprehensive income	10,274	—	(24,497)	—	53,484	—	(333,426)	—

Other comprehensive income (loss) for the period, net of income tax	5,993,031	4	(2,300,416)	(2)	17,550,749	4	(2,153,855)	—

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$57,927,783	36	$47,121,878	33	$160,782,547	36	$122,450,991	33

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$51,951,943	32	$49,379,633	35	$143,336,544	32	$124,714,606	33
Noncontrolling interests	(17,191)	—	42,661	—	(104,746)	—	(109,760)	—

	$51,934,752	32	$49,422,294	35	$143,231,798	32	$124,604,846	33

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$57,951,263	36	$47,092,066	33	$160,893,697	36	$122,537,025	33
Noncontrolling interests	(23,480)	—	29,812	—	(111,150)	—	(86,034)	—

	$57,927,783	36	$47,121,878	33	$160,782,547	36	$122,450,991	33

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2013	2012	2013	2012
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
EARNINGS PER SHARE (NT$, Note 32)
Basic earnings per share	$2.00	$1.90	$5.53	$4.81

Diluted earnings per share	$2.00	$1.90	$5.53	$4.81

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock—Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$—	$(2,780,485)	$720,550,680	$2,543,226	$723,093,906
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,615,880	—	(16,615,880)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(4,820,483)	4,820,483	—	—	—	—	—	—	—	—
Cash dividends to shareholders—NT$3.00 per share	—	—	—	—	—	(77,773,307)	(77,773,307)	—	—	—	—	(77,773,307)	—	(77,773,307)

Total	—	—	—	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	—	—	—	—	(77,773,307)	—	(77,773,307)

Net income for the nine months ended September 30, 2013	—	—	—	—	—	143,336,544	143,336,544	—	—	—	—	143,336,544	(104,746)	143,231,798
Other comprehensive income for the nine months ended September 30, 2013, net of income tax	—	—	—	—	—	—	—	2,315,276	15,241,944	(67)	17,557,153	17,557,153	(6,404)	17,550,749

Total comprehensive income for the nine months ended September 30, 2013	—	—	—	—	—	143,336,544	143,336,544	2,315,276	15,241,944	(67)	17,557,153	160,893,697	(111,150)	160,782,547

Issuance of stock from exercise of employee stock options	3,956	39,553	74,613	—	—	—	—	—	—	—	—	114,166	—	114,166
Stock option compensation cost of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	5,312	5,312
Adjustments to share of changes in equity of associates and joint venture	—	—	27,011	—	—	—	—	—	—	—	—	27,011	—	27,011
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	64,752	—	—	—	—	—	—	—	—	64,752	(64,752)	—
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	198,279	198,279
Effect of deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(2,273,153)	(2,273,153)

BALANCE, SEPTEMBER 30, 2013	25,928,391	$259,283,910	$55,841,716	$132,436,003	$2,785,741	$338,752,961	$473,974,705	$(8,438,530)	$23,215,265	$(67)	$14,776,668	$803,876,999	$297,762	$804,174,761

BALANCE, JANUARY 1, 2012	25,916,222	$259,162,226	$55,471,662	$102,399,995	$6,433,874	$211,630,458	$320,464,327	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)	$627,491,996	$2,436,649	$629,928,645
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	13,420,128	—	(13,420,128)	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,172,350	(1,172,350)	—	—	—	—	—	—	—	—
Cash dividends to shareholders—NT$3.00 per share	—	—	—	—	—	(77,748,668)	(77,748,668)	—	—	—	—	(77,748,668)	—	(77,748,668)

Total	—	—	—	13,420,128	1,172,350	(92,341,146)	(77,748,668)	—	—	—	—	(77,748,668)	—	(77,748,668)

Net income for the nine months ended September 30, 2012	—	—	—	—	—	124,714,606	124,714,606	—	—	—	—	124,714,606	(109,760)	124,604,846
Other comprehensive income for the nine months ended September 30, 2012, net of income tax	—	—	—	—	—	—	—	(3,618,876)	1,413,013	28,282	(2,177,581)	(2,177,581)	23,726	(2,153,855)

Total comprehensive income for the nine months ended September 30, 2012	—	—	—	—	—	124,714,606	124,714,606	(3,618,876)	1,413,013	28,282	(2,177,581)	122,537,025	(86,034)	122,450,991

Issuance of stock from exercise of employee stock options	5,825	58,250	118,206	—	—	—	—	—	—	—	—	176,456	—	176,456
Stock option compensation cost of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	3,372	3,372
Adjustments to share of changes in equity of associates and joint venture	—	—	2,601	—	—	—	—	—	—	—	—	2,601	—	2,601
Adjustments arising from changes in percentage of ownership in subsidiaries	—	—	37,956	—	—	—	—	—	—	—	—	37,956	(37,956)	—
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	273,920	273,920

BALANCE, SEPTEMBER 30, 2012	25,922,047	$259,220,476	$55,630,425	$115,820,123	$7,606,224	$244,003,918	$367,430,265	$(10,052,240)	$240,251	$28,189	$(9,783,800)	$672,497,366	$2,589,951	$675,087,317

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$165,114,477	$135,392,326
Adjustments for:
Depreciation expense	113,400,781	93,501,687
Amortization expense	1,629,482	1,642,604
Stock option compensation cost of subsidiary	5,312	3,372
Finance costs	1,861,664	685,418
Share of profits of associates and joint venture	(2,826,900)	(1,338,261)
Interest income	(1,282,220)	(1,294,864)
Gain on disposal of property, plant and equipment and intangible assets, net	(19,554)	(263)
Impairment loss on property, plant and equipment	—	422,323
Impairment loss of financial assets	1,541,170	2,748,616
Gain on disposal of available-for-sale financial assets, net	(1,239,442)	(321,580)
Gain on disposal of financial assets carried at cost, net	(32,199)	(127,480)
Loss on disposal of investments in associates	733	1,009
Gain on deconsolidation of subsidiary	(293,578)	—
Unrealized gross profit on sales to associates	42,833	129,569
Loss (gain) on foreign exchange, net	353,755	(1,707,952)
Dividend income	(506,560)	(69,945)
Income from receipt of equity securities in settlement of trade receivables	(9,590)	(886)
Loss on hedging instruments	6,319,146	—
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(5,989,610)	—
Changes in operating assets and liabilities:
Derivative financial instruments	(145,680)	(37,059)
Receivables from related parties	(740,050)	(739,481)
Notes and accounts receivable, net	(21,325,495)	(18,556,562)
Other receivables from related parties	77,757	(34,852)
Inventories	700,838	(8,408,463)
Other current assets	(79,924)	(476,904)
Other financial assets	39,939	107,508
Accounts payable	(959,796)	2,891,661
Payables to related parties	755,742	(559,968)
Salary and bonus payable	221,487	845,786
Accrued profit sharing to employees and bonus to directors and supervisors	(1,239,891)	(427,278)
Accrued expenses and other current liabilities	2,906,280	4,418,928
Provisions	714,527	1,839,277
Accrued pension cost	13,068	(7,746)

Cash generated from operations	259,008,502	210,520,540
Income taxes paid	(14,398,067)	(10,355,944)

Net cash generated by operating activities	244,610,435	200,164,596

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(16,496)	$(4,434)
Financial assets carried at cost	(18,059)	(6,833)
Property, plant and equipment	(213,640,001)	(186,371,680)
Intangible assets	(2,013,354)	(1,106,734)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	2,370,217	616,757
Held-to-maturity financial assets	4,445,850	1,278,089
Financial assets carried at cost	53,857	236,735
Property, plant and equipment	97,368	116,748
Other assets	—	8,259
Costs from entering into hedging transactions	(143,982)	—
Interest received	1,194,967	1,340,623
Other dividends received	506,560	69,945
Dividends received from associates	2,141,881	2,088,472
Refundable deposits paid	(67,513)	(103,531)
Refundable deposits refunded	81,922	2,290,428
Net cash outflow from deconsolidation of subsidiary (Note 34)	(979,910)	—

Net cash used in investing activities	(205,986,693)	(179,547,156)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	130,844,821	57,600,000
Repayment of bonds	—	(4,500,000)
Increase (decrease) in short-term loans	(17,314,261)	4,494,916
Increase in long-term bank loans	690,000	50,000
Repayment of long-term bank loans	(62,500)	(181,250)
Repayment of other long-term payables	(853,788)	(2,367,866)
Interest paid	(1,242,377)	(683,003)
Guarantee deposits received	14,916	14,814
Guarantee deposits refunded	(71,982)	(229,585)
Decrease in obligations under finance leases	(27,796)	(124,923)
Proceeds from exercise of employee stock options	114,166	176,456
Cash dividends	(77,773,307)	(77,748,668)
Increase in noncontrolling interests	212,410	273,920

Net cash generated (used) by financing activities	34,530,302	(23,225,189)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	39,065	(2,126,415)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	73,193,109	(4,734,164)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	143,410,588	143,472,277

CASH AND CASH EQUIVALENTS, END OF PERIOD	$216,603,697	$138,738,113

The accompanying notes are an integral part of the consolidated financial statements.                                                           (Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 42.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements were reported to the Board of Directors and issued on November 12, 2013.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

On May 14, 2009, the Financial Supervisory Commission (FSC) announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRSs”).

The new, revised or amended IFRSs, IASs, interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the International Accounting Standards Board (IASB), are stated as follows; however, the initial adoption to the following new, revised or amended standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)
Endorsed by the FSC but the effective dates have not yet been determined by the FSC
Amendments to IFRSs	Improvements to IFRSs 2009—Amendment to IAS 39	January 1, 2009 or January 1, 2010
IFRS 9 (2009)	Financial Instruments	January 1, 2015
Amendment to IAS 39	Embedded Derivatives	Effective in fiscal year beginning on or after June 30, 2009
Not yet endorsed by the FSC
Amendments to IFRSs	Improvements to IFRSs 2010—Amendment to IAS 39	July 1, 2010 or January 1, 2011
Amendments to IFRSs	Annual Improvements to IFRSs 2009—2011 Cycle	January 1, 2013
Amendments to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Amendments to IFRS 1	Government Loans	January 1, 2013
Amendments to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 7	Disclosures-offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date and Transition Disclosure	January 1, 2015
Amendment to IFRS 7	Disclosures—Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 9 (2010)	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19	Employee Benefits	January 1, 2013
Amendment to IAS 27	Separate Financial Statements	January 1, 2013
Amendment to IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendment to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 20	Stripping Costs in the Production Phase of A Surface Mine	January 1, 2013
IFRIC 21	Levies	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned new, revised or amended standards or interpretations will not have a significant effect on the Company’s accounting policies.

a.	IFRS 9, “Financial Instruments”

Under IFRS 9, all recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows which are solely for payments of principal and interest on the principal amount outstanding, such assets are measured at the amortized cost. All other financial assets must be measured at the fair value through profit or loss as of the balance sheet date.

b.	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated entities. The objective of IFRS 12 is to specify the disclosure information provided by the entity that enables the users of financial statements in evaluating the nature of, and risks associated with, its interests in other entities and the effects of those interests on the entity’s financial assets and liabilities, as well as the involvement of the owners of noncontrolling interests towards the entity. The Company expects the application of IFRS 12 will result in more extensive disclosures of interests in other entities in the financial statements.

c.	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements.

d.	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 introduce a new disclosure terminology for other comprehensive income, which require additional disclosures in other comprehensive income. The items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The Company expects the aforementioned amendments will change the Company’s presentation on the statement of comprehensive income.

e.	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets, to disclose the components of the defined benefit costs, to eliminate the corridor approach and to accelerate the recognition of past service cost. According to the amendments, all actuarial gains and losses will be recognized immediately through other comprehensive income; the past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

f.	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

As of the date that the consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are the Taiwan-IFRSs interim consolidated financial statements for part of the period covered by the Taiwan-IFRSs annual consolidated financial statements prepared for the year ended December 31, 2013. The Company’s date of transition to Taiwan-IFRSs is January 1, 2012, and the effect of the transition to Taiwan-IFRSs is disclosed in Note 43.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and IFRS 1, “First-time adoption of International Financial Reporting Standards,” (IFRS 1) and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under Taiwan-IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	50%	50%	50%	53%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	99.5%	a)

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	September 30, 2013		December 31, 2012	September 30, 2012	January 1, 2012	Note
TSMC	Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	b	)	40%	40%	40%	—
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%		95%	95%	100%	TSMC and TSMC GN aggregately have a controlling interest of 93% in TSMC SSL
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%		99%	99%	100%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%		100%	100%	—	—
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%		100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%		100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%		100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%		97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%		97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%		100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	Taipei, Taiwan	58%		58%	58%	57%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%		100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%		100%	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%		100%	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%		100%	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%		100%	100%	100%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	49%		49%	49%	46%	—
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%		100%	100%	100%	a)

(Concluded)

Note a:	This is an insignificant subsidiary for which the financial statements are not reviewed by the Company’s independent accountants. The Company’s management believes the investment in such subsidiary has no material effect on the Company’s consolidated financial statements.

Note b:	TSMC has no power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

Other Significant Accounting Policies

The same accounting policies have been followed in this consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the three months ended March 31, 2013. For the summary of other significant accounting policies, please refer to Note 4 to the consolidated financial statements for the three months ended March 31, 2013.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the three months ended March 31, 2013. For the related information, please refer to Note 5 to the consolidated financial statements for the three months ended March 31, 2013.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Cash and deposits in banks	$213,978,108	$140,072,294	$135,330,257	$139,637,363
Repurchase agreements collateralized by corporate bonds	2,052,723	2,691,042	2,534,741	—
Repurchase agreements collateralized by short-term commercial paper	449,803	349,341	399,585	—
Repurchase agreements collateralized by government bonds	123,063	297,911	473,530	3,834,914

	$216,603,697	$143,410,588	$138,738,113	$143,472,277

Deposits in banks, for the purpose of meeting short-term cash commitments, consisted of highly liquid time deposits that were readily convertible to known amounts of cash and which were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Derivative financial assets

Forward exchange contracts	$26,051	$38,607	$55,995	$15,360
Cross currency swap contracts	162,919	947	2,695	—

	$188,970	$39,554	$58,690	$15,360

Derivative financial liabilities

Forward exchange contracts	$2,086	$12,174	$16,045	$13,623
Cross currency swap contracts	16,790	3,451	3,968	119

	$18,876	$15,625	$20,013	$13,742

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

September 30, 2013

Sell NT$/Buy JPY	October 2013	NT$14,344/JPY48,000
Sell NT$/Buy US$	October 2013	NT$639,824/US$21,650
Sell US$/Buy EUR	October 2013	US$428,345/EUR317,000
Sell US$/Buy JPY	October 2013	US$64,418/JPY6,352,719
Sell US$/Buy RMB	October 2013 to December 2013	US$117,000/RMB718,331

December 31, 2012

Sell NT$/Buy EUR	January 2013	NT$9,417,062/EUR246,000
Sell NT$/Buy US$	January 2013	NT$590,403/US$20,400
Sell NT$/Buy JPY	January 2013	NT$44,110/JPY130,000
Sell US$/Buy NT$	January 2013 to March 2013	US$13,700/NT$398,239
Sell US$/Buy RMB	January 2013	US$20,000/RMB124,735

September 30, 2012

Sell NT$/Buy EUR	October 2012	NT$7,684/EUR200
Sell NT$/Buy JPY	October 2012 to November 2012	NT$149,017/JPY393,000
Sell NT$/Buy US$	October 2012 to November 2012	NT$449,412/US$15,000
Sell RMB/Buy US$	October 2012	RMB685,056/US$108,000
Sell US$/Buy EUR	October 2012	US$52,421/EUR40,500
Sell US$/Buy JPY	October 2012	US$315,000/JPY24,525,215
Sell US$/Buy NT$	October 2012 to December 2012	US$106,190/NT$3,131,774

January 1, 2012

Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206
Sell NT$/Buy US$	January 2012 to February 2012	NT$163,491/US$5,400
Sell RMB/Buy US$	January 2012	RMB1,118,705/US$177,000
Sell US$/Buy EUR	January 2012	US$2,082/EUR1,591
Sell US$/Buy JPY	January 2012	US$3,335/JPY259,830
Sell US$/Buy NT$	January 2012 to February 2012	US$16,900/NT$510,122

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2013

October 2013	NT$1,366,150/US$46,080	—	0.32%-0.60%
October 2013 to November 2013	US$1,199,000/NT$35,692,006	0.31%-3.51%	—

December 31, 2012

January 2013	NT$1,083,139/US$37,280	—	0.06%
January 2013	US$275,000/NT$7,986,190	0.14%-0.17%	—

(Continued)

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2012

October 2012	NT$833,013/US$28,280	—	0.04%-0.05%
October 2012	US$170,000/NT$4,991,030	0.10%-0.11%	—

January 1, 2012

January 2012	NT$420,431/US$13,880	—	0.48%

(Concluded)

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Publicly traded stocks	$61,802,636	$41,160,437	$2,067,730	$3,306,248
Money market funds	14,640	1,443	—	2,522

	$61,817,276	$41,161,880	$2,067,730	$3,308,770

Current portion	$672,179	$2,410,635	$2,067,730	$3,308,770
Noncurrent portion	61,145,097	38,751,245	—	—

	$61,817,276	$41,161,880	$2,067,730	$3,308,770

In October 2012, the Company acquired 5% of the outstanding equity of ASML Holding N.V. (ASML) for EUR837,816 thousand with a lock-up period of 2.5 years starting from the acquisition date. (Note 40f)

In the second quarter of 2012, the Company recognized an impairment loss on some of the overseas publicly traded stocks in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Corporate bonds	$700,285	$5,056,973	$7,556,046	$8,614,527
Government bonds	—	—	—	454,320

	$700,285	$5,056,973	$7,556,046	$9,068,847

Current portion	$700,285	$5,056,973	$6,854,611	$3,825,680
Noncurrent portion	—	—	701,435	5,243,167

	$700,285	$5,056,973	$7,556,046	$9,068,847

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Financial assets

Current
Cash flow hedges
Forward exchange contract	$—	$—	$28,189	$—

Financial liabilities

Current
Cash flow hedges
Interest rate swap contracts	$—	$—	$—	$232

Noncurrent
Fair value hedges
Stock forward contracts	$6,144,025	$—	$—	$—

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

Contract Shares (In Thousands)	Maturity Date	Contract Price
September 30, 2013

8,250	May 2015 to September 2015	Determined by the specific percentage of spot price on the trade date

The Company entered into derivative contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction in September 2012. Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
September 30, 2012

Sell US$/Buy EUR	October 2012	US$	257,759/EUR200,000

For the three months and nine months ended September 30, 2012, the amount recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve from the above forward exchange contract both amounted to a net gain of NT$28,189 thousand.

In addition, the Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012.

The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received
January 1, 2012

NT$80,000	August 31, 2012	1.38%	0.63%-0.86%

For the three months and the nine months ended September 30, 2012, the amount recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve from the above interest rate swap contract amounted to a net gain of NT$22 thousand and NT$5 thousand, respectively; the amount reclassified from equity and recognized as a loss from the above interest rate swap contract amounted to a net loss of NT$47 thousand and NT$227 thousand, respectively, which were included under finance costs in the consolidated statements of comprehensive income.

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Notes and accounts receivable	$79,330,887	$58,257,798	$64,876,527	$46,321,240
Allowance for doubtful receivables	(486,498)	(480,212)	(489,590)	(490,952)

Notes and accounts receivable, net	$78,844,389	$57,777,586	$64,386,937	$45,830,288

The Company’s sales agreements typically provide that the payment is due 30 days from the invoice date for a majority of the costumers and 30 to 45 days after the end of the month in which sales occur for some customers. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized an allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Neither past due nor impaired	$71,148,159	$47,528,952	$55,324,138	$39,362,390
Past due but not impaired
Past due within 30 days	7,696,230	10,248,634	9,062,799	6,467,898

	$78,844,389	$57,777,586	$64,386,937	$45,830,288

Movements of the allowance for doubtful receivables

	Nine Months Ended September 30
	2013	2012
Balance, beginning of the period	$480,212	$490,952
Provision (reversal)	9,380	(3)
Write-off	—	(1,272)
Effect of deconsolidation of subsidiary	(3,157)	—
Effect of exchange rate changes	63	(87)

Balance, end of the period	$486,498	$489,590

Aging analysis of accounts receivable that is individually determined to be impaired

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Not past due	$7,557	$160,354	$125,474	$81,017
Past due 1-30 days	6,832	2,863	10,165	24,351
Past due 31-60 days	4,576	—	—	4,684
Past due over 120 days	—	3,157	—	9,769

	$18,965	$166,374	$135,639	$119,821

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, the amount of the bank guarantee and other credit enhancements were US$9 thousand, US$1,000 thousand, US$1,985 thousand and US$2,962 thousand, respectively.

12.	INVENTORIES

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Finished goods	$6,696,080	$6,244,824	$4,255,500	$3,347,849
Work in process	25,528,912	25,713,217	24,686,231	17,940,960
Raw materials	2,889,113	3,864,105	2,429,431	1,808,615
Supplies and spare parts	1,802,422	2,008,352	1,877,883	1,743,158

	$36,916,527	$37,830,498	$33,249,045	$24,840,582

Write-down of inventories to net realizable value was included in the cost of revenue, which was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Inventory losses	$252,245	$443,728	$489,414	$1,485,371

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Non-publicly traded stocks	$1,844,469	$3,314,713	$3,689,527	$4,004,314
Mutual funds	280,038	290,364	291,724	310,691

	$2,124,507	$3,605,077	$3,981,251	$4,315,005

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The Company recognized impairment loss on financial assets carried at cost in the amount of NT$1,495,454 thousand and NT$160 thousand for the three months ended September 30, 2013 and 2012, respectively; and of NT$1,541,170 thousand and NT$71,087 thousand for the nine months ended September 30, 2013 and 2012, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Associates	$22,459,686	$20,325,277	$20,993,580	$22,033,567
Jointly controlled entities	3,444,234	3,035,641	2,913,578	2,853,364

	$25,903,920	$23,360,918	$23,907,158	$24,886,931

a.	Investments in associates

Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount				% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$10,107,307	$9,406,597	$9,121,036	$8,985,340	39%	40%	41%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	6,870,266	6,710,956	6,253,232	6,289,429	39%	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	2,713,227	2,992,899	4,449,280	5,609,002	20%	20%	20%	20%
Xintec	Wafer level chip size packaging service	Taoyuan, Taiwan	1,785,184	—	—	—	40%	—	—	—
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	983,702	1,214,825	1,170,032	1,149,796	35%	35%	35%	35%
Mcube Inc. (Mcube)	Research, development, and sale of micro-semiconductor device	Delaware, U.S.A.	—	—	—	—	—	25%	25%	25%

			$22,459,686	$20,325,277	$20,993,580	$22,033,567

Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, after reassessment, the Company did not exercise significant influence over Mcube and therefore, Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost. The Company also measured the fair value of retained interest in Mcube when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC has no power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market.

In February 2010, the Company acquired 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; following such acquisition, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years from the acquisition date is prohibited unless permitted by other related regulations.

Financial information of the Company’s associates was summarized as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Total assets	$86,577,100	$76,889,298	$78,210,258	$79,721,042
Total liabilities	(25,288,666)	(21,683,504)	(23,922,106)	(20,948,855)

Net assets	$61,288,434	$55,205,794	$54,288,152	$58,772,187

The Company’s share of net assets of associates	$22,459,686	$20,325,277	$20,993,580	$22,033,567

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Net revenue	$16,901,548	$14,721,518	$45,692,397	$41,525,415

Net income	$3,107,787	$1,230,675	$6,806,119	$1,170,094

The Company’s share of profits of associates	$969,247	$558,002	$2,420,334	$852,523

The Company’s share of other comprehensive income (loss) of associates	$1,108	$3,115	$28,292	$(6,682)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the balance sheet date are summarized as follows:

Name of Associate	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
VIS	$20,323,030	$12,658,703	$11,370,845	$6,627,758

Motech	$4,435,225	$2,383,824	$2,703,125	$4,645,176

GUC	$4,066,513	$4,692,130	$5,439,136	$4,645,442

b.	Investments in jointly controlled entities

Jointly controlled entities consisted of the following:

Name of Jointly Controlled Entity	Principal Activities	Place of Incorporation and Operation	Carrying Amount				% of Ownership and Voting Rights Held by the Company
			September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,444,234	$3,035,641	$2,913,578	$2,853,364	49%	49%	49%	49%

Financial information of the Company’s jointly controlled entities was summarized as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Current assets	$2,221,606	$1,887,122	$1,531,298	$1,616,916

Noncurrent assets	$1,641,911	$1,780,903	$1,975,543	$1,732,247

Current liabilities	$418,821	$631,803	$592,516	$495,066

Noncurrent liabilities	$462	$581	$747	$733

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Net revenue	$482,576	$546,251	$1,463,662	$1,251,020

Cost of revenue	$311,902	$334,873	$905,720	$856,342

Operating expenses	$34,084	$30,024	$99,545	$90,615

Non-operating income, net	$31,673	$3,205	$39,287	$193,414

Income tax expense	$24,267	$30,375	$91,118	$11,739

The Company’s share of profits of joint venture	$143,996	$154,184	$406,566	$485,738

The Company’s share of other comprehensive income (loss) of joint venture	$36,839	$44,959	$(47,216)	$75,143

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Land and land improvements	$3,586,612	$1,159,755	$1,170,071	$1,185,573
Buildings	105,868,005	85,610,120	86,982,731	71,915,740
Machinery and equipment	427,938,323	404,382,298	418,513,468	294,814,381
Office equipment	7,689,194	6,907,376	6,558,696	5,148,538
Assets under finance leases	421,911	438,663	444,782	493,945
Advance payments and construction in progress	182,211,979	119,063,976	66,444,314	116,863,976

	$727,716,024	$617,562,188	$580,114,062	$490,422,153

	Nine Months Ended September 30, 2013
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$1,527,124	$3,212,000	$—	$—	$(772,029)	$13,860	$3,980,955
Buildings	197,411,851	30,371,814	—	3,797	(986,205)	586,240	227,387,497
Machinery and equipment	1,279,893,177	127,162,251	(2,094,599)	—	(5,630,854)	1,628,558	1,400,958,533
Office equipment	20,067,943	3,006,548	(506,366)	—	(1,055,809)	29,489	21,541,805
Assets under finance leases	766,732	—	—	—	—	24,593	791,325

	1,499,666,827	$163,752,613	$(2,600,965)	$3,797	$(8,444,897)	$2,282,740	1,654,660,115

Accumulated depreciation and impairment
Land improvements	367,369	$20,332	$—	$—	$—	$6,642	394,343
Buildings	111,801,731	9,642,611	—	—	(226,908)	302,058	121,519,492
Machinery and equipment	875,510,879	101,931,987	(2,024,038)	—	(3,656,326)	1,257,708	973,020,210
Office equipment	13,160,567	1,774,915	(506,117)	—	(599,483)	22,729	13,852,611
Assets under finance leases	328,069	30,936	—	—	—	10,409	369,414

	1,001,168,615	$113,400,781	$(2,530,155)	$—	$(4,482,717)	$1,599,546	1,109,156,070

Advance payments and construction in progress	119,063,976	$64,777,969	$—	$—	$(1,632,860)	$2,894	182,211,979

	$617,562,188						$727,716,024

	Nine Months Ended September 30, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Impairment	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$1,541,128	$18,500	$—	$—	$—	$(25,431)	$1,534,197
Buildings	172,997,391	23,699,216	(53,487)	—	—	(772,172)	195,870,948
Machinery and equipment	1,057,926,529	208,463,387	(1,125,566)	—	(35)	(2,354,872)	1,262,909,443
Office equipment	17,041,306	2,790,915	(472,763)	—	35	(75,533)	19,283,960
Assets under finance leases	791,480	—	—	—	—	(31,217)	760,263

	1,250,297,834	$234,972,018	$(1,651,816)	$—	$—	$(3,259,225)	1,480,358,811

Accumulated depreciation and impairment
Land improvements	355,555	$20,335	$—	$—	$—	$(11,764)	364,126
Buildings	101,081,651	8,248,043	(43,387)	—	—	(398,090)	108,888,217
Machinery and equipment	763,112,148	83,843,149	(1,028,311)	422,323	(8)	(1,953,326)	844,395,975
Office equipment	11,892,768	1,359,994	(464,794)	—	8	(62,712)	12,725,264
Assets under finance leases	297,535	30,166	—	—	—	(12,220)	315,481

	876,739,657	$93,501,687	$(1,536,492)	$422,323	$—	$(2,438,112)	966,689,063

Advance payments and construction in progress	116,863,976	$(50,318,756)	$—	$—	$(2,086)	$(98,820)	66,444,314

	$490,422,153						$580,114,062

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the nine months ended September 30, 2012, the Company recognized impairment loss of NT$422,323 thousand related to property, plant and equipment of the foundry reportable segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable.

The Company entered into agreements to lease buildings from December 2003 to November 2018 that qualify as finance leases.

Future minimum lease gross payments were as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Minimum lease payments
Not later than 1 year	$27,912	$27,042	$26,809	$—
Later than 1 year and not later than 5 years	111,648	108,168	107,236	223,296
Later than five years	725,137	729,566	723,303	780,962

	864,697	864,776	857,348	1,004,258
Less: Future finance expenses	97,353	108,471	112,244	133,265

Present value of minimum lease payments	$767,344	$756,305	$745,104	$870,993

(Continued)

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Present value of minimum lease payments
Not later than 1 year	$27,231	$26,382	$26,156	$—
Later than 1 year and not later than 5 years	102,443	100,821	98,397	213,411
Later than five years	637,670	629,102	620,551	657,582

	$767,344	$756,305	$745,104	$870,993

Current portion	$8,612	$8,190	$8,070	$—
Noncurrent portion	758,732	748,115	737,034	870,993

	$767,344	$756,305	$745,104	$870,993

(Concluded)

There was no capitalization of interest for the nine months ended September 30, 2013. During the nine months ended September 30, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. For the three months and the nine months ended September 30, 2012, the amount of capitalized interest was nil and NT$6,442 thousand, respectively, and the capitalized interest rate was 1.08%-1.20%.

16.	INTANGIBLE ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Goodwill	$5,596,319	$5,523,707	$5,560,762	$5,693,999
Technology license fees	1,174,288	1,461,893	1,548,893	1,682,892
Software and system design costs	3,666,125	2,968,942	2,627,158	2,366,483
Patent and others	956,548	1,005,027	1,152,041	1,118,189

	$11,393,280	$10,959,569	$10,888,854	$10,861,563

	Nine Months Ended September 30, 2013
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Goodwill	$5,523,707	$—	$—	$—	$—	$72,612	$5,596,319
Technology license fees	4,590,548	—	—	(29,565)	(113,340)	(1,164)	4,446,479
Software and system design costs	15,095,421	1,809,264	(17,486)	(110,746)	(25,335)	3,498	16,754,616
Patent and others	3,094,664	287,840	(23,549)	101,007	(42,089)	3,662	3,421,535

	28,304,340	$2,097,104	$(41,035)	$(39,304)	$(180,764)	$78,608	30,218,949

Accumulated amortization
Technology license fees	3,128,655	$211,287	$—	$—	$(66,587)	$(1,164)	3,272,191
Software and system design costs	12,126,479	994,698	(17,214)	(5,942)	(12,661)	3,131	13,088,491
Patent and others	2,089,637	423,497	(23,549)	—	(25,195)	597	2,464,987

	17,344,771	$1,629,482	$(40,763)	$(5,942)	$(104,443)	$2,564	18,825,669

	$10,959,569						$11,393,280

	Nine Months Ended September 30, 2012
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Goodwill	$5,693,999	$—	$—	$—	$(133,237)	$5,560,762
Technology license fees	4,370,173	29,565	—	191,580	(527)	4,590,791
Software and system design costs	13,438,579	1,162,867	(48,201)	(91,904)	(5,114)	14,456,227
Patent and others	2,670,031	422,527	(91,844)	93,990	(4,641)	3,090,063

	26,172,782	$1,614,959	$(140,045)	$193,666	$(143,519)	27,697,843

Accumulated amortization
Technology license fees	2,687,281	$354,029	$—	$—	$588	3,041,898
Software and system design costs	11,072,096	846,409	(48,201)	(36,552)	(4,683)	11,829,069
Patent and others	1,551,842	442,166	(91,844)	36,552	(694)	1,938,022

	15,311,219	$1,642,604	$(140,045)	$—	$(4,789)	16,808,989

	$10,861,563					$10,888,854

The recoverable amount of the Company’s goodwill has been tested for impairment at the end of the annual reporting period and was determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering future five-year period, and the Company used annual discount rate of 9.00% and 9.68% in its test of impairment as of December 31, 2012 and 2011, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the nine months ended September 30, 2013 and 2012, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Tax receivable	$1,471,795	$1,565,104	$1,462,504	$708,891
Prepaid expenses	1,258,358	1,080,236	1,042,826	1,436,416
Long-term receivable	796,400	767,800	756,400	785,400
Others	630,160	608,412	590,813	550,053

	$4,156,713	$4,021,552	$3,852,543	$3,480,760

Current portion	$2,740,765	$2,786,408	$2,639,414	$2,174,014
Noncurrent portion	1,415,948	1,235,144	1,213,129	1,306,746

	$4,156,713	$4,021,552	$3,852,543	$3,480,760

18.	SHORT-TERM LOANS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Unsecured loans
Amount	$18,053,096	$34,714,929	$29,749,650	$25,926,528

Original loan content
US$ (in thousands)	$610,500	$1,195,500	$1,015,000	$856,000
Annual interest rate	0.38%-0.40%	0.39%-0.58%	0.42%-0.65%	0.45%-1.00%
Maturity date	Due in October 2013	Due in January 2013	Due in October 2012	Due by February 2012

19.	PROVISIONS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Sales returns and allowances	$6,720,214	$6,038,003	$6,900,184	$5,068,263
Warranties	7,344	4,891	3,619	2,889

	$6,727,558	$6,042,894	$6,903,803	$5,071,152

Current portion	$6,720,214	$6,038,003	$6,900,184	$5,068,263
Noncurrent portion	7,344	4,891	3,619	2,889

	$6,727,558	$6,042,894	$6,903,803	$5,071,152

	Sales Returns and Allowances	Warranties	Total
Nine months ended September 30, 2013
Balance, beginning of period	$6,038,003	$4,891	$6,042,894
Provision	3,798,683	3,687	3,802,370
Payment	(3,086,482)	(1,361)	(3,087,843)
Effect of deconsolidation of subsidiary	(37,748)	—	(37,748)
Effect of exchange rate changes	7,758	127	7,885

Balance, end of period	$6,720,214	$7,344	$6,727,558

Nine months ended September 30, 2012
Balance, beginning of period	$5,068,263	$2,889	$5,071,152
Provision	6,462,738	820	6,463,558
Payment	(4,624,281)	—	(4,624,281)
Effect of exchange rate changes	(6,536)	(90)	(6,626)

Balance, end of period	$6,900,184	$3,619	$6,903,803

Provisions for sales returns and allowances are estimated based on historical experience, management judgment and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Domestic unsecured bonds	$166,200,000	$80,000,000	$75,600,000	$22,500,000
Overseas unsecured bonds	44,356,500	—	—	—

	210,556,500	80,000,000	75,600,000	22,500,000
Less: Discounts on bonds payable	140,066	—	—	—

Total	$210,416,434	$80,000,000	$75,600,000	$22,500,000

Current portion	$—	$—	$—	$4,500,000
Noncurrent portion	210,416,434	80,000,000	75,600,000	18,000,000

	$210,416,434	$80,000,000	$75,600,000	$22,500,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	”
100-2	A	January 2012 to January 2017	10,000,000	1.29%	”
	B	January 2012 to January 2019	7,000,000	1.46%	”
101-1	A	August 2012 to August 2017	9,900,000	1.28%	”
	B	August 2012 to August 2019	9,000,000	1.40%	”
101-2	A	September 2012 to September 2017	12,700,000	1.28%	”
	B	September 2012 to September 2019	9,000,000	1.39%	”
101-3	—	October 2012 to October 2022	4,400,000	1.53%	”
101-4	A	January 2013 to January 2018	10,600,000	1.23%	”
	B	January 2013 to January 2020	10,000,000	1.35%	”
	C	January 2013 to January 2023	3,000,000	1.49%	”

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
102-1	A	February 2013 to February 2018	$6,200,000	1.23%	Bullet repayment; interest payable annually
	B	February 2013 to February 2020	11,600,000	1.38%	”
	C	February 2013 to February 2023	3,600,000	1.50%	”
102-2	A	July 2013 to July 2020	10,200,000	1.50%	”
	B	July 2013 to July 2023	3,500,000	1.70%	”
102-3	A	August 2013 to August 2017	4,000,000	1.34%	”
	B	August 2013 to August 2019	8,500,000	1.52%	”
102-4	A	September 2013 to September 2016	1,500,000	1.35%	”
	B	September 2013 to September 2017	1,500,000	1.45%	”
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	”
	E	September 2013 to March 2023	5,400,000	2.05%	”
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually
Domestic 5th	C	January 2002 to January 2012	4,500,000	3.00%	”

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	”

21.	LONG-TERM BANK LOANS

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Bank loans for working capital:
Repayable from April 2016 in 16 quarterly installments, annual interest rate at 3.63% in 2013	$40,000	$—	$—	$—
Repayable in full in one lump sum payment in June 2016 but repaid earlier of NT$100,000 thousand in September 2012, annual interest rate at 1.08%-1.21% in 2012	—	550,000	550,000	650,000
Repayable in full in one lump sum payment in March 2015 but repaid earlier of NT$50,000 thousand in August 2012, annual interest rate at 1.16%-1.18% in 2012	—	450,000	450,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest rate at 1.21%-1.24% in 2012	—	262,500	281,250	300,000
Repayable from September 2012 in 16 quarterly installments, annual interest rate at 1.21%-1.24% in 2012	—	175,000	187,500	200,000
Repayable from October 2013 in 16 quarterly installments, annual interest rate at 1.23%-1.24% in 2012	—	50,000	50,000	—

	$40,000	$1,487,500	$1,518,750	$1,650,000

Current portion	$—	$128,125	$125,000	$62,500
Noncurrent portion	40,000	1,359,375	1,393,750	1,587,500

	$40,000	$1,487,500	$1,518,750	$1,650,000

As of September 30, 2013, some of the long-term bank loans were amounted to nil as a result of deconsolidation of Xintec in June 2013 (refer to Note 34).

22.	OTHER LONG-TERM PAYABLES

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Payables for software and system design costs	$54,000	$113,000	$113,000	$—
Payables for acquisition of property, plant and equipment	—	825,447	818,361	3,399,855
Payables for technology transfer	—	29,038	29,310	—

	$54,000	$967,485	$960,671	$3,399,855

Current portion (classified under accrued expenses and other current liabilities)	$18,000	$913,485	$906,671	$3,399,855
Noncurrent portion	36,000	54,000	54,000	—

	$54,000	$967,485	$960,671	$3,399,855

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. The property, plant and equipment have been in use by TSMC China since 2004. The aforementioned payables were totally paid in July 2013.

23.	RETIREMENT BENEFIT PLANS

a. Defined contribution plans

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$402,495 thousand and NT$364,639 thousand in the consolidated statements of comprehensive income for the three months ended September 30, 2013 and 2012, respectively; and of NT$1,190,732 thousand and NT$1,031,294 thousand in the consolidated statements of comprehensive income for the nine months ended September 30, 2013 and 2012, respectively.

b. Defined benefit plans

TSMC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

The Company adopted projected unit credit method to measure the present value of the defined benefit obligation, current service costs and prior service costs.

The Company adopted the pension cost rate from the actuarial valuation as of December 31, 2012 and January 1, 2012 to determine and recognize pension expenses of NT$60,702 thousand and NT$56,697 thousand in the consolidated statements of comprehensive income for the three months ended September 30, 2013 and 2012, respectively; and of NT$182,089 thousand and NT$166,025 thousand in the consolidated statements of comprehensive income for the nine months ended September 30, 2013 and 2012, respectively. For the information of the defined benefit plans as of December 31, 2012 and January 1, 2012, please refer to Note 23 to the consolidated financial statements for the three months ended March 31, 2013.

The pension costs of the defined benefit plans were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Cost of revenue	$39,638	$35,128	$117,894	$102,684
Research and development expenses	15,621	14,321	46,686	43,236
General and administrative expenses	4,349	6,179	14,164	16,760
Marketing expenses	1,094	1,069	3,345	3,345

	$60,702	$56,697	$182,089	$166,025

24.	EQUITY

a.	Capital stock

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Authorized shares (in thousand)	28,050,000	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousand)	25,928,391	25,924,435	25,922,047	25,916,222

Issued capital	$259,283,910	$259,244,357	$259,220,476	$259,162,226

Issued common shares with par value of $10 per share entitled the right to vote and to receive dividends.

The authorized shares include 500,000 thousand shares reserved for the exercise of employee stock options.

As of September 30, 2013, 1,088,027 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,440,133 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Additional paid-in capital	$24,009,220	$23,934,607	$23,892,456	$23,774,250
From merger	22,804,510	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries	105,485	40,733	40,557	—
From share of changes in equities of associates and joint venture	29,599	2,588	—	—
Donations	55	55	55	55

	$55,841,716	$55,675,340	$55,630,425	$55,471,662

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$3,492,973 thousand and NT$3,289,330 thousand for the three months ended September 30, 2013 and 2012, respectively; and NT$9,637,364 thousand and NT$8,333,282 thousand for the nine months ended September 30, 2013 and 2012, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently approved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss on available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2012 and 2011 earnings have been approved by TSMC’s shareholders in its meetings held on June 11, 2013 and on June 12, 2012, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011
Legal capital reserve	$16,615,880	$13,420,128
Special capital reserve	(4,820,483)	1,172,350
Cash dividends to shareholders	77,773,307	77,748,668	$3.00	$3.00

	$89,568,704	$92,341,146

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, had been approved by the shareholders in its meeting held on June 11, 2013 and June 12, 2012, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 5, 2013 and February 14, 2012 and the same amount had been charged against earnings of 2012 and 2011, respectively.

The appropriations of earnings, payment of profit sharing to employees and bonus to directors for 2012 approved by the Board of Directors of TSMC were based on the financial statements for the year ended December 31, 2012 prepared under the R.O.C. GAAP and in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the FSC before amendment.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2013
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of period	$(10,753,806)	$7,973,321	$—	$(2,780,485)
Exchange differences arising on translation of foreign operations	2,334,714	—	—	2,334,714
Changes in fair value of available-for-sale financial assets	—	16,417,454	—	16,417,454
Cumulative gain/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(1,229,330)	—	(1,229,330)
Share of other comprehensive income of associates and joint venture	(20,214)	380	(67)	(19,901)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	776	(44)	—	732
Income tax effect	—	53,484	—	53,484

Balance, end of period	$(8,438,530)	$23,215,265	$(67)	$14,776,668

	Nine Months Ended September 30, 2012
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of period	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)
Exchange differences arising on translation of foreign operations	(3,658,135)	—	—	(3,658,135)
Changes in fair value of hedging instruments for cash flow hedges	—	—	28,191	28,191
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	—	—	91	91
Changes in fair value of available-for-sale financial assets	—	(643,360)	—	(643,360)
				(Continued )

	Nine Months Ended September 30, 2012
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Cumulative gain/loss reclassified to profit or loss upon impairment of available-for-sale financial assets	$—	$2,677,529	$—	$2,677,529
Cumulative gain/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(316,932)	—	(316,932)
Share of other comprehensive income of associates and joint venture	39,259	29,202	—	68,461
Income tax effect	—	(333,426)	—	(333,426)

Balance, end of period	$(10,052,240)	$240,251	$28,189	$(9,783,800)

				(Concluded )

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Nine Months Ended September 30
	2013	2012
Balance, beginning of period	$2,543,226	$2,436,649
Share of noncontrolling interests
Net loss	(104,746)	(109,760)
Exchange differences arising on translation of foreign operations	721	30,535
Changes in fair value of available-for-sale financial assets	2,741	(2,300)
Cumulative gain/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(10,111)	(4,648)
		(Continued )

	Nine Months Ended September 30
	2013	2012
Changes in fair value of hedging instruments for cash flow hedges	$—	$3
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	—	136
Stock option compensation cost of subsidiary	5,312	3,372
Share of other comprehensive income of associates and joint venture	244	—
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	1	—
Adjustments arising from changes in percentage of ownership in subsidiaries	(64,752)	(37,956)
Increase in noncontrolling interests	198,279	273,920
Effect of deconsolidation of subsidiary	(2,273,153)	—

Balance, end of period	$297,762	$2,589,951

		(Concluded	)

25.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

The Company elected to take the optional exemption from applying IFRS 2 retrospectively for the shared-based payment transactions granted and vested before January 1, 2012. The plans are described as follows:

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the Securities and Futures Bureau (SFB) on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TWSE on the grant date.

Stock options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2013.

Information about TSMC’s outstanding options for the nine months ended September 30, 2013 and 2012 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Nine months ended September 30, 2013
Balance, beginning of period	5,945	$34.6
Options exercised	(3,956)	28.9

Balance, end of period	1,989	45.9

Nine months ended September 30, 2012
Balance, beginning of period	14,293	$31.4
Options exercised	(5,825)	30.3
Options canceled	(135)	34.6

Balance, end of period	8,333	32.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding options was as follows:

September 30, 2013		December 31, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)
$38.0-$50.1	1.3	$20.2-$28.3	0.4
		$38.0-$50.1	2.0

September 30, 2012		January 1, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)
$20.2-$28.3	0.6	$20.9-$29.3	1.2
$38.0-$50.1	2.2	$38.0-$50.1	2.9

As of September 30, 2013, all of the above outstanding options were exercisable.

b.	Application of IFRS 2

The Company applied IFRS 2 for the following plans as the shared-based payment transactions were granted and vested on or after January 1, 2012. The plans are described as follows:

The Board of Directors of TSMC SSL approved on December 18, 2012 and November 21, 2011 the issuance of new shares and allocated 17,000 thousand shares and 17,175 thousand shares for 2013 and 2012 stock option plan, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s employee stock options related to the aforementioned new shares issued was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Nine months ended September 30, 2013
Balance, beginning of period	—	$—
Options granted	17,000	10.0
Options exercised	(17,000)	10.0

Balance, end of period	—	—

Nine months ended September 30, 2012
Balance, beginning of period	—	$—
Options granted	17,175	10.0
Options exercised	(17,175)	10.0

Balance, end of period	—	—

The grant dates of aforementioned stock options were April 10, 2013 and January 9, 2012, respectively. TSMC SSL used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

	2013 Stock Option Plan	2012 Stock Option Plan
Valuation assumptions:
Stock price on grant date (NT$/share)	$4.6	$8.9
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	51.68%	40.32%
Expected life	31 days	40 days
Risk free interest rate	0.60%	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

The Board of Directors of TSMC Solar approved on November 21, 2011 the issuance of new shares and allocated 12,341 thousand shares for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)
Nine months ended September 30, 2012
Balance, beginning of period	—	$—
Options granted	12,341	10.0
Options exercised	(12,341)	10.0

Balance, end of period	—	—

The grant date of aforementioned stock options was January 9, 2012. TSMC Solar used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

Valuation assumptions:
Stock price on grant date (NT$/share)	$9.0
Exercise price (NT$/share)	$10.0
Expected volatility	40.32%
Expected life	40 days
Risk free interest rate	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

26.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Net revenue from the sale of goods	$162,446,219	$141,375,451	$450,836,794	$374,943,954
Net revenue from royalties	130,815	123,802	381,556	356,461

	$162,577,034	$141,499,253	$451,218,350	$375,300,415

27.	OTHER OPERATING INCOME AND EXPENSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Income (expenses) of rental assets
Rental income	$3,508	$—	$10,763	$503
Depreciation of rental assets	(6,222)	(1,434)	(18,899)	(5,223)

	(2,714)	(1,434)	(8,136)	(4,720)
Gain (loss) on disposal of property, plant and equipment and intangible assets, net	(9,811)	4,389	19,554	263
Impairment loss on property, plant and equipment	—	—	—	(422,323)
Income from receipt of equity securities in settlement of trade receivables	—	244	9,590	886

	$(12,525)	$3,199	$21,008	$(425,894)

28.	OTHER INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Interest income
Bank deposits	$424,053	$319,380	$1,257,553	$1,187,270
Available-for-sale financial assets	1,339	1,532	4,339	4,518
Held-to-maturity financial assets	4,135	32,220	20,328	103,076

	429,527	353,132	1,282,220	1,294,864
Dividend income	3,868	—	506,560	69,945

	$433,395	$353,132	$1,788,780	$1,364,809

29.	FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Interest expense
Corporate bonds	$699,980	$211,432	$1,734,861	$477,966
Bank loans	26,668	46,892	98,788	160,565
Finance leases	4,940	4,831	14,637	16,026
Others	738	7,177	13,378	37,076

	732,326	270,332	1,861,664	691,633
Loss reclassified to profit or loss arising from effective portion for cash flow hedges	—	47	—	227
Capitalized interest	—	—	—	(6,442)

	$732,326	$270,379	$1,861,664	$685,418

30.	OTHER GAINS AND LOSSES

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$248,729	$89,958	$1,239,442	$321,580
Financial assets carried at cost	27,626	(6,629)	32,199	127,480
Gain on deconsolidation of subsidiary	—	—	293,578	—
Settlement income	—	—	451,050	448,275
Other gains	94,444	88,360	281,054	410,589
Net gain on financial instruments at FVTPL
Held for trading	484,154	233,579	333,860	43,842
Impairment loss of financial assets
Available-for-sale financial assets	—	—	—	(2,677,529)
Financial assets carried at cost	(1,495,454)	(160)	(1,541,170)	(71,087)
Fair value hedges
Loss from hedging instruments	(4,381,780)	—	(6,319,146)	—
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	4,331,786	—	5,989,610	—
Other losses	(77,039)	(78,499)	(208,297)	(223,980)

	$(767,534)	$326,609	$552,180	$(1,620,830)

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Current income tax expense (benefit)
Current tax expense recognized for the current period	$5,909,113	$4,085,587	$16,927,948	$10,516,159
Income tax adjustments on prior years	23,357	3,224	(1,020,806)	51,273
Other income tax adjustments	(7,121)	7,047	(19,405)	45,331

	5,925,349	4,095,858	15,887,737	10,612,763

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Deferred income tax expense (benefit)
Effect of tax rate changes	$—	$(543,611)	$—	$(543,611)
The origination and reversal of temporary differences	137,229	86,690	1,178,359	(636,702)
Income tax credits and loss carryforward	1,352,554	701,110	4,895,057	1,355,030
Effect of deconsolidation of subsidiary	—	—	(78,474)	—

	1,489,783	244,189	5,994,942	174,717

Income tax expense recognized in profit or loss	$7,415,132	$4,340,047	$21,882,679	$10,787,480

(Concluded)

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Nine Months Ended September 30
	2013	2012
Income before tax	$165,114,477	$135,392,326

Income tax expense at the statutory rate	$29,072,500	$25,313,164
Tax effect of adjusting items:
Nondeductible expenses in determining taxable income	(1,330,430)	(2,051,178)
Tax-exempt income	(7,725,255)	(8,575,286)
Additional income tax on unappropriated earnings	7,659,010	4,193,497
Effect of tax rate changes on deferred income tax	—	(543,611)
The origination and reversal of temporary differences	1,178,359	(636,702)
Remeasurement of investment tax credits	(5,814,829)	(5,134,721)
Remeasurement of loss carryforward	(37,991)	(1,874,287)
Effect of deconsolidation of subsidiary	(78,474)	—

Current income tax expense	22,922,890	10,690,876
Income tax adjustments on prior years	(1,020,806)	51,273
Other income tax adjustments	(19,405)	45,331

Income tax expense recognized in profit or loss	$21,882,679	$10,787,480

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$(10,274)	$24,497	$(53,484)	$333,426

c.	Integrated income tax information

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Balance of the Imputation
Credit Account—TSMC	$15,242,724	$8,130,060	$8,136,884	$4,003,228

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2012 and 2011 were 7.75% and 6.69%, respectively. Under the Rule No.10204562810 issued by the Ministry of Finance, when calculating the creditable ratio in the year of first-time adoption of Taiwan-IFRSs, companies should include the net increase/decrease to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2010. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32. EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Basic EPS	$2.00	$1.90	$5.53	$4.81

Diluted EPS	$2.00	$1.90	$5.53	$4.81

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)
Three months ended September 30,2013

Basic EPS
Net income available to common shareholders of the parent	$51,951,943	25,928,322	$2.00

Effect of dilutive potential common shares	—	1,162

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$51,951,943	25,929,484	$2.00

Three months ended September 30,2012

Basic EPS
Net income available to common shareholders of the parent	$49,379,633	25,921,333	$1.90

Effect of dilutive potential common shares	—	5,724

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$49,379,633	25,927,057	$1.90

Nine months ended September 30, 2013

Basic EPS
Net income available to common shareholders of the parent	$143,336,544	25,927,532	$5.53

Effect of dilutive potential common shares	—	1,968

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$143,336,544	25,929,500	$5.53

Nine months ended September 30, 2012

Basic EPS
Net income available to common shareholders of the parent	$124,714,606	25,919,899	$4.81

Effect of dilutive potential common shares	—	7,139

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$124,714,606	25,927,038	$4.81

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved in the shareholders’ meeting in the following year.

33. ADDITIONAL INFORMATION OF EXPENSES BY NATURE

Net income included the following items:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$36,483,642	$31,394,353	$103,953,761	$85,505,984
Recognized in operating expenses	3,391,676	2,728,548	9,428,121	7,990,480
Recognized in other operating income and expenses	6,222	1,434	18,899	5,223

	$39,881,540	$34,124,335	$113,400,781	$93,501,687

b. Amortization of intangible assets
Recognized in cost of revenue	$292,879	$345,860	$869,541	$1,026,093
Recognized in operating expenses	265,013	207,858	759,941	616,511

	$557,892	$553,718	$1,629,482	$1,642,604

c. Research and development costs expensed as incurred	$13,357,075	$10,656,855	$35,949,931	$29,883,097

d. Employee benefits expenses
Post-employment benefits (Note 23)
Defined contribution plans	$402,495	$364,639	$1,190,732	$1,031,294
Defined benefit plans	60,702	56,697	182,089	166,025

	463,197	421,336	1,372,821	1,197,319
Share-based payments
Equity-settled share-based payments	—	2,975	5,312	3,372
Other employee benefits	17,480,981	16,447,437	49,775,647	44,400,299

	$17,944,178	$16,871,748	$51,153,780	$45,600,990

Employee benefits expense summarized by function
Recognized in cost of revenue	$10,676,625	$9,790,370	$30,602,553	$26,289,869
Recognized in operating expenses	7,267,553	7,081,378	20,551,227	19,311,121

	$17,944,178	$16,871,748	$51,153,780	$45,600,990

34.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company has no power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in connection with the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013
Current assets
Cash and cash equivalents	$979,910
Accounts receivable	564,364
Inventories	213,133
Others	110,766
Noncurrent assets
Property, plant and equipment	5,595,040
Others	164,311
Current liabilities
Accounts payable	(1,571,289)
Others	(291,715)
Noncurrent liabilities
Loans	(1,940,625)
Others	(27,472)

Net assets deconsolidated	$3,796,423

c.	Gain on deconsolidation of subsidiary

Six Months Ended June 30, 2013
Fair value of interest retained	$1,816,848

Less: Carrying amount of interest retained
Net assets deconsolidated	3,796,423
Noncontrolling interests	(2,273,153)

1,523,270

Gain on deconsolidation of subsidiary	$293,578

Gain on deconsolidation of subsidiary was included in other gains and losses for the six months ended June 30, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013
The balance of cash and cash equivalents deconsolidated	$979,910

35.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Financial assets
FVTPL
Held for trading derivatives	$188,970	$39,554	$58,690	$15,360
Derivative instruments in designated hedge accounting relationships	—	—	28,189	—
Available-for-sale financial assets (Note)	63,941,783	44,766,957	6,048,981	7,623,775
Held-to-maturity financial assets	700,285	5,056,973	7,556,046	9,068,847
Loans and receivables
Cash and cash equivalents	216,603,697	143,410,588	138,738,113	143,472,277
Notes and accounts receivables (including related parties)	79,671,869	58,131,397	65,312,182	46,016,052
Other receivables	1,393,288	1,307,473	1,262,762	1,403,694
Refundable deposits	2,464,658	2,426,712	2,331,966	4,518,863

	$364,964,550	$255,139,654	$221,336,929	$212,118,868

Financial liabilities
FVTPL
Held for trading derivatives	$18,876	$15,625	$20,013	$13,742
Derivative instruments in designated hedge accounting relationships	6,144,025	—	—	232
Amortized cost
Short-term loans	18,053,096	34,714,929	29,749,650	25,926,528
Accounts payable (including related parties)	15,072,702	15,239,042	14,556,361	11,859,008
Payables to contactors and equipment suppliers	58,381,100	44,831,798	32,785,881	35,540,526
Accrued expenses and other current liabilities	13,380,307	9,316,232	11,194,461	7,796,538
Bonds payable	210,416,434	80,000,000	75,600,000	22,500,000
Long-term bank loans	40,000	1,487,500	1,518,750	1,650,000
Other long-term payables	54,000	967,485	960,671	3,399,855
Guarantee deposits	149,622	203,890	229,212	443,983

	$321,710,162	$186,776,501	$166,614,999	$109,130,412

Note: Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items and forward contracts designated as hedging instruments in cash flow hedge at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the nine months ended September 30, 2013 and 2012 would have decreased by NT$390,328 thousand and NT$464,243 thousand, respectively, and the equity as of September 30, 2013 and 2012 would have decreased by nil and NT$755,493 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. To reduce the cash flow risk caused by floating interest rates, the Company utilized an interest rate swap contract to partially hedge its exposure.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$83 thousand and NT$9,664 thousand for the nine months ended September 30, 2013 and 2012, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the price risk, the Company utilized some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the nine months ended September 30, 2013 and 2012 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the nine months ended September 30, 2013 and 2012 would have decreased by NT$1,982,639 thousand and NT$283,693 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the balance sheet date, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its hundreds of customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, the Company’s ten largest customers accounted for 68%, 68%, 65% and 64% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, the unused of financing facilities of the Company amounted to NT$74,576,628 thousand, NT$53,422,331 thousand, NT$56,735,075 thousand and NT$63,708,014 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principles and interests.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
September 30, 2013
Non-derivative financial liabilities
Short-term loans	$18,054,545	$—	$—	$—	$18,054,545
Accounts payable (including related parties)	15,072,702	—	—	—	15,072,702
Payables to contractors and equipment suppliers	58,381,100	—	—	—	58,381,100
Accrued expenses and other current liabilities	13,380,307	—	—	—	13,380,307
Bonds payable	3,031,089	28,365,613	100,905,347	94,765,194	227,067,243
Long-term bank loans	1,450	7,840	21,752	15,362	46,404
Other long-term payables	18,000	36,000	—	—	54,000
Obligations under finance leases	27,912	55,824	55,824	725,137	864,697
Guarantee deposits	—	149,622	—	—	149,622

	107,967,105	28,614,899	100,982,923	95,505,693	333,070,620

Derivative financial instruments
Forward exchange contracts
Outflows	18,685,458	—	—	—	18,685,458
Inflows	(18,648,781)	—	—	—	(18,648,781)

	36,677	—	—	—	36,677

Cross currency swap contracts
Outflows	36,821,779	—	—	—	36,821,779
Inflows	(37,054,637)	—	—	—	(37,054,637)

	(232,858)	—	—	—	(232,858)

Stock forward contracts
Outflows	—	18,012,420	—	—	18,012,420
Inflows	—	(18,012,420)	—	—	(18,012,420)

	—	—	—	—	—

	$107,770,924	$28,614,899	$100,982,923	$95,505,693	$332,874,439

December 31, 2012
Non-derivative financial liabilities
Short-term loans	$34,721,003	$—	$—	$—	$34,721,003
Accounts payable (including related parties)	15,239,042	—	—	—	15,239,042
Payables to contractors and equipment suppliers	44,831,798	—	—	—	44,831,798
Accrued expenses and other current liabilities	9,316,232	—	—	—	9,316,232
Bonds payable	1,108,150	2,216,300	44,911,191	37,834,474	86,070,115
Long-term bank loans	146,571	745,174	637,580	—	1,529,325
Other long-term payables	913,485	36,000	18,000	—	967,485
Obligations under finance leases	27,042	54,084	54,084	729,566	864,776
Guarantee deposits	—	203,890	—	—	203,890

	106,303,323	3,255,448	45,620,855	38,564,040	193,743,666

Derivative financial instruments
Forward exchange contracts
Outflows	11,030,154	—	—	—	11,030,154
Inflows	(11,059,396)	—	—	—	(11,059,396)

	(29,242)	—	—	—	(29,242)

Cross currency swap contracts
Outflows	9,068,589	—	—	—	9,068,589
Inflows	(9,068,727)	—	—	—	(9,068,727)

	(138)	—	—	—	(138)

	$106,273,943	$3,255,448	$45,620,855	$38,564,040	$193,714,286

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
September 30, 2012
Non-derivative financial liabilities
Short-term loans	$29,755,776	$—	$—	$—	$29,755,776
Accounts payable (including related parties)	14,556,361	—	—	—	14,556,361
Payables to contractors and equipment suppliers	32,785,881	—	—	—	32,785,881
Accrued expenses and other current liabilities	11,194,461	—	—	—	11,194,461
Bonds payable	1,040,830	2,081,660	44,917,871	33,232,144	81,272,505
Long-term bank loans	142,415	746,515	673,790	—	1,562,720
Other long-term payables	906,671	36,000	18,000	—	960,671
Obligations under finance leases	26,809	53,618	53,618	723,303	857,348
Guarantee deposits	—	229,212	—	—	229,212

	90,409,204	3,147,005	45,663,279	33,955,447	173,174,935

Derivative financial instruments
Forward exchange contracts
Outflows	25,207,529	—	—	—	25,207,529
Inflows	(25,249,296)	—	—	—	(25,249,296)

	(41,767)	—	—	—	(41,767)

Cross currency swap contracts
Outflows	5,815,713	—	—	—	5,815,713
Inflows	(5,819,917)	—	—	—	(5,819,917)

	(4,204)	—	—	—	(4,204)

	$90,363,233	$3,147,005	$45,663,279	$33,955,447	$173,128,964

January 1, 2012
Non-derivative financial liabilities
Short-term loans	$25,933,177	$—	$—	$—	$25,933,177
Accounts payable (including related parties)	11,859,008	—	—	—	11,859,008
Payables to contractors and equipment suppliers	35,540,526	—	—	—	35,540,526
Accrued expenses and other current liabilities	7,796,538	—	—	—	7,796,538
Bonds payable	4,775,081	538,500	11,000,933	7,713,258	24,027,772
Long-term bank loans	79,558	778,190	849,021	—	1,706,769
Other long-term payables	3,399,855	—	—	—	3,399,855
Obligations under finance leases	—	167,472	55,824	780,962	1,004,258
Guarantee deposits	—	443,983	—	—	443,983

	89,383,743	1,928,145	11,905,778	8,494,220	111,711,886

Derivative financial instruments
Forward exchange contracts
Outflows	7,736,197	—	—	—	7,736,197
Inflows	(7,726,584)	—	—	—	(7,726,584)

	9,613	—	—	—	9,613

Cross currency swap contracts
Outflows	420,431	—	—	—	420,431
Inflows	(420,397)	—	—	—	(420,397)

	34	—	—	—	34

Interest rate swap contracts
Outflows	706	—	—	—	706
Inflows	(442)	—	—	—	(442)

	264	—	—	—	264

	$89,393,654	$1,928,145	$11,905,778	$8,494,220	$111,721,797

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held-to-maturity financial assets
Corporate bonds	$700,285	$701,689	$5,056,973	$5,066,363	$7,556,046	$7,572,791	$8,614,527	$8,674,016
Government bonds	—	—	—	—	—	—	454,320	454,047
Financial liabilities
Measured at amortized cost
Bonds payable	210,416,434	208,999,161	80,000,000	80,343,413	75,600,000	75,940,020	22,500,000	22,597,115

2)	Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$188,970	$—	$188,970

Available-for-sale financial assets
Publicly traded stocks	$61,802,636	$—	$—	$61,802,636
Money market funds	14,640	—	—	14,640

	$61,817,276	$—	$—	$61,817,276

Financial liabilities at FVTPL
Derivative financial instruments	$—	$18,876	$—	$18,876

Hedging derivative financial liabilities
Stock forward contract	$—	$6,144,025	$—	$6,144,025

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$39,554	$—	$39,554

Available-for-sale financial assets
Publicly traded stocks	$41,160,437	$—	$—	$41,160,437
Money market funds	1,443	—	—	1,443

	$41,161,880	$—	$—	$41,161,880

Financial liabilities at FVTPL
Derivative financial instruments	$—	$15,625	$—	$15,625

	September 30, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$58,690	$—	$58,690

Hedging derivative financial assets
Forward exchange contract	$—	$28,189	$—	$28,189

Available-for-sale financial assets
Publicly traded stocks	$2,067,730	$—	$—	$2,067,730

Financial liabilities at FVTPL
Derivative financial instruments	$—	$20,013	$—	$20,013

	January 1, 2012
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial instruments	$—	$15,360	$—	$15,360

Available-for-sale financial assets
Publicly traded stocks	$3,306,248	$—	$—	$3,306,248
Money market funds	2,522	—	—	2,522

	$3,308,770	$—	$—	$3,308,770

Financial liabilities at FVTPL
Derivative financial instruments	$—	$13,742	$—	$13,742

Hedging derivative financial liabilities
Interest rate swap contract	$—	$232	$—	$232

There were no transfers between Level 1 and 2 for the nine months ended September 30, 2013 and 2012, respectively.

There were no purchases and disposals for assets on Level 3 for the nine months ended September 30, 2013 and 2012, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Operating transactions

	Net Revenue from Sale of Goods
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$1,550,041	$1,696,563	$3,167,527	$4,332,593
Joint venture	248	642	1,087	2,947

	$1,550,289	$1,697,205	$3,168,614	$4,335,540

	Net Revenue from Royalties
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$130,815	$123,444	$379,060	$350,695

	Purchases
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$2,712,305	$2,290,626	$6,982,310	$6,055,155

	Manufacturing Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$392,111	$3,566	$404,863	$4,861
Joint venture	1,283	3,787	4,785	13,391

	$393,394	$7,353	$409,648	$18,252

	Research and Development Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$312	$4,656	$312	$4,656
Joint venture	852	2,208	4,310	6,669

	$1,164	$6,864	$4,622	$11,325

	Sales of Property, Plant and Equipment
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$3,548	$—	$14,966	$—
Joint venture	—	—	—	9,000

	$3,548	$—	$14,966	$9,000

	Gains (Losses) from Sales of Property, Plant and Equipment, Net
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$(6,772)	$—	$(4,207)	$—
Joint venture	832	58	948	155

	$(5,940)	$58	$(3,259)	$155

	Purchase of Property, Plant and Equipment and Intangible Assets
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$9,300	$17,631	$21,135	$21,768
Joint venture	—	—	—	1,224

	$9,300	$17,631	$21,135	$22,992

	Non-operating Income
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Associates	$—	$20	$—	$5,136

The following balances were outstanding at the end of reporting period:

	Receivables from Related Parties
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Associates	$827,323	$353,652	$924,935	$185,552
Joint venture	157	159	310	212

	$827,480	$353,811	$925,245	$185,764

	Other Receivables from Related Parties
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Associates	$194,408	$185,550	$157,144	$121,767
Joint venture	—	—	—	525

	$194,408	$185,550	$157,144	$122,292

	Refundable Deposits
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Associates	$5,813	$5,813	$5,813	$—
Joint venture	—	4	4	—

	$5,813	$5,817	$5,817	$—

	Payables to Related Parties
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Associates	$1,592,616	$746,532	$779,862	$1,325,791
Joint venture	1,488	2,081	3,391	2,730

	$1,594,104	$748,613	$783,253	$1,328,521

	Deferred Gains (Losses) from Disposal of Machinery and Equipment
	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Associates	$—	$(7,806)	$—	$—
Joint venture	—	948	1,006	—

	$—	$(6,858)	$1,006	$—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

b.	Compensation of key management personnel:

The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Short-term employee benefits	$433,540	$401,196	$1,064,506	$1,071,118
Post-employment benefits	1,081	903	3,429	2,667

	$434,621	$402,099	$1,067,935	$1,073,785

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012, the aforementioned other financial assets amounted to NT$119,657 thousand, NT$119,710 thousand, NT$120,761 thousand and NT$121,140 thousand, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between January 2014 and December 2032 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Minimum lease payments	$207,129	$177,698	$674,611	$508,810

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	September 30, 2013	December 31, 2012	September 30, 2012	January 1, 2012
Not later than 1 year	$855,050	$693,758	$688,636	$627,882
Later than 1 year and not later than 5 years	3,095,753	2,478,443	2,568,078	2,258,302
Later than 5 years	5,700,287	4,221,524	4,175,578	3,870,728

	$9,651,090	$7,393,725	$7,432,292	$6,756,912

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement. The above mentioned warrant has expired without being exercised in July 2013.

d.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

f.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement and TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017.

g.	Amounts available under unused letters of credit as of September 30, 2013, December 31, 2012, September 30, 2012 and January 1, 2012 were NT$88,713 thousand, NT$99,671 thousand, NT$87,930 thousand and NT$263,880 thousand, respectively.

41.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)
Financial assets
Monetary items
USD	$5,588,215	29.571	$3,437,165	29.038	$4,497,012	29.31	$3,744,817	30.288
EUR	428,636	39.82	125,973	38.39-38.49	80,269	37.82-37.89	135,857	39.18-39.27
JPY	32,291,536	0.3016	35,734,874	0.3352-0.3364	10,086,700	0.3776-0.3777	37,276,671	0.3897-0.3906
RMB	775,484	4.81	102,995	4.66	66,627	4.62	201,385	4.81
Non-monetary items
USD	2,464,088	29.571	1,611,474	29.038	345,383	29.31	141,498	30.288
HKD	143,498	3.81	492,014	3.75	429,815	3.78	671,060	3.90
Investments accounted for using equity method
USD	348,805	29.571	328,281	29.038	305,453	29.31	294,797	30.288
Financial liabilities
Monetary items
USD	3,079,988	29.571	2,193,343	29.038	1,919,805	29.31	1,744,746	30.288
EUR	757,852	39.82	247,052	38.39-38.49	86,661	37.82-37.89	111,750	39.18-39.27
JPY	38,952,345	0.3016	43,311,360	0.3352-0.3364	30,796,781	0.3776-0.3777	35,349,169	0.3897-0.3906
RMB	206,520	4.81	205,930	4.66	213,842	4.62	278,877	4.81

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

42.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment sales and operating results

	Foundry	Others	Elimination	Total
Three months ended September 30, 2013
Net revenue from external customers	$162,503,501	$73,533	$—	$162,577,034
Net revenue from sales among intersegments	—	8,939	(8,939)	—
Income (loss) from operations	60,255,825	(637,771)	—	59,618,054

(Continued)

	Foundry	Others	Elimination	Total
Three months ended September 30, 2012
Net revenue from external customers	$141,495,125	$4,128	$—	$141,499,253
Net revenue from sales among intersegments	—	3,489	(3,489)	—
Income (loss) from operations	53,519,822	(721,844)	—	52,797,978
Nine months ended September 30, 2013
Net revenue from external customers	450,987,343	231,007	—	451,218,350
Net revenue from sales among intersegments	—	14,837	(14,837)	—
Income (loss) from operations	163,656,307	(1,981,162)	—	161,675,145
Nine months ended September 30, 2012
Net revenue from external customers	375,224,307	76,108	—	375,300,415
Net revenue from sales among intersegments	—	6,967	(6,967)	—
Income (loss) from operations	136,700,564	(1,913,185)	—	134,787,379

(Concluded)

43.	FIRST-TIME ADOPTION OF TAIWAN-IFRSs

a.	Basis of preparation for financial information under Taiwan-IFRSs

The Company prepares consolidated financial statements for the nine months ended September 30, 2013 under Taiwan-IFRSs. As the basis of the preparation, the Company not only follows the significant accounting policies stated in Note 4 but also applies IFRS 1.

b.	Exemptions from IFRS 1

IFRS 1 establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with Taiwan-IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under Taiwan-IFRSs and retrospectively apply those accounting policies in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)	Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with the one under R.O.C. GAAP as of December 31, 2011.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying IFRS 2 retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	Effect of transition to Taiwan-IFRSs

Except for the additional information disclosed below, for the effect of transition to Taiwan-IFRSs on the Company’s consolidated balance sheets and the consolidated statements of comprehensive income, please refer to Note 42 to the consolidated financial statements for the three months ended March 31, 2013 for details.

1)	Reconciliation of consolidated balance sheet as of September 30, 2012

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Current assets
Cash and cash equivalents	$138,738,113	$—	$—	$138,738,113	Cash and cash equivalents
Financial assets at fair value through profit or loss	58,690	—	—	58,690	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,067,730	—	—	2,067,730	Available-for-sale financial assets
Held-to-maturity financial assets	6,854,611	—	—	6,854,611	Held-to-maturity financial assets
Hedging derivative financial assets	28,189	—	—	28,189	Hedging derivative financial assets
Notes and accounts receivable	64,876,527	—	(489,590)	64,386,937	Notes and accounts receivable
Receivables from related parties	925,245	—	—	925,245	Receivables from related parties
Allowance for doubtful receivables	(489,590)	—	489,590	—	—
Allowance for sales returns and others	(6,900,184)	—	6,900,184	—	—	a	)
Other receivables from related parties	157,144	—	—	157,144	Other receivables from related parties
Other financial assets	469,979	—	—	469,979	Other financial assets
Inventories	33,249,045	—	—	33,249,045	Inventories
Deferred income tax assets	2,650,432	—	(2,650,432)	—	—	b	)
Prepaid expenses and other current assets	2,639,414	—	—	2,639,414	Other current assets

Total current assets	245,325,345	—	4,249,752	249,575,097	Total current assets

Long-term investments
Investments accounted for using equity method	23,958,462	(51,304)	—	23,907,158	Investments accounted for using equity method	e	)
Held-to-maturity financial assets	701,435	—	—	701,435	Held-to-maturity financial assets
Financial assets carried at cost	3,981,251	—	—	3,981,251	Financial assets carried at cost

Total long-term investments	28,641,148	(51,304)	—	28,589,844

Net property, plant and equipment	580,079,887	—	34,175	580,114,062	Property, plant and equipment	c	)

Intangible assets	10,888,854	—	—	10,888,854	Intangible assets

Other assets
Deferred income tax assets	10,137,266	270,786	2,650,432	13,058,484	Deferred income tax assets	b	), d)
Refundable deposits	2,331,966	—	—	2,331,966	Refundable deposits
Others	1,247,304	—	(34,175)	1,213,129	Other noncurrent assets	c	)

Total other assets	13,716,536	270,786	2,616,257	16,603,579

Total	$878,651,770	$219,482	$6,900,184	$885,771,436	Total

(Continued)

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note
Current liabilities
Short-term loans	$29,749,650	$—	$—	$29,749,650	Short-term loans
Financial liabilities at fair value through profit or loss	20,013	—	—	20,013	Financial liabilities at fair value through profit or loss
Accounts payable	13,773,108	—	—	13,773,108	Accounts payable
Payables to related parties	783,253	—	—	783,253	Payables to related parties
Income tax payable	10,855,245	—	—	10,855,245	Income tax payable
Salary and bonus payable	6,994,285	—	—	6,994,285	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	8,654,015	—	—	8,654,015	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	32,785,881	—	—	32,785,881	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	15,312,033	—	—	15,312,033	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	125,000	—	—	125,000	Current portion of bonds payable and long-term bank loans
—	—	—	6,900,184	6,900,184	Provisions	a	)

Total current liabilities	119,052,483	—	6,900,184	125,952,667	Total current liabilities

Long-term liabilities
Bonds payable	75,600,000	—	—	75,600,000	Bonds payable
Long-term bank loans	1,393,750	—	—	1,393,750	Long-term bank loans
Other long-term payable	54,000	—	—	54,000	Other long-term payable
Obligations under capital leases	737,034	—	—	737,034	Obligations under capital leases

Total long-term liabilities	77,784,784	—	—	77,784,784

Other liabilities
Accrued pension cost	3,955,056	2,278,222	—	6,233,278	Accrued pension cost	d	)
Guarantee deposits	229,212	—	—	229,212	Guarantee deposits
—	—	—	3,619	3,619	Provisions
Others	484,178	—	(3,619)	480,559	Other noncurrent liabilities

Total other liabilities	4,668,446	2,278,222	—	6,946,668

Total liabilities	201,505,713	2,278,222	6,900,184	210,684,119	Total liabilities

Equity attributable to shareholders of the parent Capital stock	259,220,476	—	—	259,220,476	Capital stock

Capital surplus	56,074,435	(444,010)	—	55,630,425	Capital surplus	e	)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	115,820,123	—	—	115,820,123	Appropriated as legal capital reserve
Appropriated as special capital reserve	7,606,224	—	—	7,606,224	Appropriated as special capital reserve
Unappropriated earnings	245,605,674	(1,601,756)	—	244,003,918	Unappropriated earnings	d	), e)

	369,032,021	(1,601,756)	—	367,430,265

Others
Cumulative translation adjustments	(10,052,181)	(59)	—	(10,052,240)	Foreign currency translation reserve	e	)
Unrealized gain/loss on financial instruments	268,440	—	(28,189)	240,251	Unrealized gain (loss) from available-for-sale financial assets
—	—	—	28,189	28,189	Cash flow hedging reserve

	(9,783,741)	(59)	—	(9,783,800)

Equity attributable to shareholders of the parent	674,543,191	(2,045,825)	—	672,497,366	Equity attributable to shareholders of the parent
Minority interests	2,602,866	(12,915)	—	2,589,951	Noncontrolling interests	d	)

Total shareholders’ equity	677,146,057	(2,058,740)	—	675,087,317	Total shareholders’ equity

Total	$878,651,770	$219,482	$6,900,184	$885,771,436	Total

(Concluded)

2)	Reconciliation of consolidated statement of comprehensive income for the nine months ended September 30, 2012

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement Difference	Presentation Difference	Taiwan-IFRSs
Item	Amount			Amount	Item	Note
Net sales	$374,943,954	$—	$356,461	$375,300,415	Net revenue	f	)
Cost of sales	193,167,804	(33,945)	—	193,133,859	Cost of revenue	d	)

Gross profit before affiliates elimination	181,776,150	33,945	356,461	182,166,556	Gross profit before unrealized gross profit on sales to associates
Unrealized gross profit from affiliates	(129,569)	—	—	(129,569)	Unrealized gross profit on sales to associates

Gross profit	181,646,581	33,945	356,461	182,036,987	Gross profit

Operating expenses
Research and development	29,897,315	(14,218)	—	29,883,097	Research and development	d	)
General and administrative	13,505,479	(5,020)	—	13,500,459	General and administrative	d	)
Marketing	3,441,269	(1,111)	—	3,440,158	Marketing	d	)

Total operating expenses	46,844,063	(20,349)	—	46,823,714

—	—	—	(425,894)	(425,894)	Other operating income and expenses, net	f	)

Income from operations	134,802,518	54,294	(69,433)	134,787,379	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	1,305,776	32,485	—	1,338,261	Share of profits of associates and joint venture	e	)
Interest income	1,294,864	—	(1,294,864)	—	—	f	)
Gain on disposal of financial assets, net	449,060	—	(449,060)	—	—	f	)
Settlement income	448,275	—	(448,275)	—	—	f	)
Technical service income	356,461	—	(356,461)	—	—	f	)
Foreign exchange gain, net	208,125	—	—	208,125	Foreign exchange gain, net
Valuation gain on financial instruments, net	43,842	—	(43,842)	—	—	f	)
Gain on disposal of property, plant and equipment and other assets	21,749	—	(21,749)	—	—	f	)
Others	481,489	—	(481,489)	—	—	f	)
—	—	—	1,364,809	1,364,809	Other income	f	)
—	—	(1,009)	(1,619,821)	(1,620,830)	Other gains and losses	e	), f)

	4,609,641	31,476	(3,350,752)	1,290,365

Non-operating expenses and losses
Impairment loss of financial assets	2,748,616	—	(2,748,616)	—	—	f	)
Interest expense	685,418	—	—	685,418	Finance cost
Impairment loss on idle assets	422,323	—	(422,323)	—	—	f	)
Loss on disposal of property, plant and equipment	21,486	—	(21,486)	—	—	f	)
Others	227,760	—	(227,760)	—	—	f	)

	4,105,603	—	(3,420,185)	685,418

Income before income tax	135,306,556	85,770	—	135,392,326	Income before income tax
Income tax expense	10,827,255	(39,775)	—	10,787,480	Income tax expense	d	)

Net income	$124,479,301	$125,545	$—	124,604,846	Net income

				(3,627,600)	Exchange differences arising on translation of foreign operations
				1,710,289	Changes in fair value of available-for-sale financial assets
				28,421	Cash flow hedges
				68,461	Share of other comprehensive income of associates and joint venture

(Continued)

Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement Difference	Presentation Difference	Taiwan-IFRSs
Item	Amount			Amount	Item	Note
				$(333,426)	Income tax expense relating to components of other comprehensive income

				(2,153,855)	Other comprehensive income for the period, net of income tax

				$122,450,991	Total comprehensive income for the period

(Concluded)

3)	Reconciliation of consolidated statement of comprehensive income for the three months ended September 30, 2012

		Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement Difference	Presentation Difference	Taiwan-IFRSs
Item	Amount			Amount	Item	Note
Net sales	$141,375,451	$—	$123,802	$141,499,253	Net revenue	f	)
Cost of sales	72,356,073	(11,572)	—	72,344,501	Cost of revenue	d	)

Gross profit before affiliates elimination	69,019,378	11,572	123,802	69,154,752	Gross profit before realized gross profit on sales to associates
Realized gross profit from affiliates	10,381	—	—	10,381	Realized gross profit on sales to associates

Gross profit	69,029,759	11,572	123,802	69,165,133	Gross profit

Operating expenses
Research and development	10,661,534	(4,679)	—	10,656,855	Research and development	d	)
General and administrative	4,480,013	(1,496)	—	4,478,517	General and administrative	d	)
Marketing	1,235,333	(351)	—	1,234,982	Marketing	d	)

Total operating expenses	16,376,880	(6,526)	—	16,370,354

—	—	—	3,199	3,199	Other operating income and expenses, net	f	)

Income from operations	52,652,879	18,098	127,001	52,797,978	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	695,480	16,706	—	712,186	Share of profits of associates and joint venture	e	)
Interest income	353,132	—	(353,132)	—	—	f	)
Valuation gain on financial assets, net	233,579	—	(233,579)	—	—	f	)
Technical service income	123,802	—	(123,802)	—	—	f	)
Gain on settlement and disposal of financial assets, net	83,329	—	(83,329)	—	—	f	)
Gain on disposal of property, plant and equipment and other assets	4,389	—	(4,389)	—	—	f	)
Others	88,170	—	(88,170)	—	—	f	)
—	—	—	353,132	353,132	Other income	f	)
—	—	(1,009)	327,618	326,609	Other gains and losses	e	), f)

	1,581,881	15,697	(205,651)	1,391,927

Non-operating expenses and losses
Interest expense	270,379	—	—	270,379	Finance costs
Foreign exchange loss, net	157,185	—	—	157,185	Foreign exchange loss, net
Impairment loss of financial assets	160	—	(160)	—	—	f	)
Others	78,490	—	(78,490)	—	—	f	)

	506,214	—	(78,650)	427,564

Income before income tax	53,728,546	33,795	—	53,762,341	Income before income tax
Income tax expense	4,383,313	(43,266)	—	4,340,047	Income tax expense	d	)

Net income	$49,345,233	$77,061	$—	49,422,294	Net income

(Continued)

Effect of Transition to Taiwan-IFRSs
R.O.C. GAAP		Recognition and Measurement Difference	Presentation Difference	Taiwan-IFRSs
Item	Amount			Amount	Item	Note
				$(2,239,717)	Exchange differences arising on translation of foreign operations
				(112,534)	Changes in fair value of available-for-sale financial assets
				28,258	Cash flow hedges
				48,074	Share of other comprehensive income of associates and joint venture
				(24,497)	Income tax expense relating to components of other comprehensive income

				(2,300,416)	Other comprehensive income for the period, net of income tax

				$47,121,878	Total comprehensive income for the period

(Concluded)

4)	Reconciliation of equity

	Note		September 30, 2012
Equity under R.O.C. GAAP			$677,146,057
Adjustments:
Defined benefit plans	d	)	(2,007,436)
Investments accounted for using the equity method	e	)	(51,304)

Equity under Taiwan-IFRSs			$675,087,317

d.	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. The corresponding allowance for sales returns and others is recorded as a deduction in accounts receivable. Under Taiwan-IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of September 30, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$6,900,184 thousand.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. Under Taiwan-IFRSs, a deferred tax asset and liability is classified as noncurrent asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of September 30, 2012, the amounts reclassified from deferred income tax assets to noncurrent assets were NT$2,650,432 thousand.

c)	The classification of assets leased to others and idle assets

Under R.O.C. GAAP, assets leased to others and idle assets are classified under other assets. Under Taiwan-IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. In accordance with IAS No. 40, “Investment Property,” investment properties are defined as properties held to earn rentals or for capital appreciation; however, the Company’s assets leased to others are mainly dormitories leased to employees and factories leased to suppliers. The dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

As of September 30, 2012, the amounts reclassified from assets leased to others and idle assets to property, plant and equipment were NT$34,175 thousand.

d)	Employee benefits

The Company had recognized the pension cost and retirement benefit obligation under its defined benefit plans based on actuarial valuations performed in conformity with R.O.C. GAAP. Under Taiwan-IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of such actuarial gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. For the year ended December 31, 2012, total actuarial gains and losses were also recognized to other comprehensive income in accordance with actuarial valuation carried out in 2012.

In addition, under R.O.C. GAAP, the minimum pension liability should be recognized in the balance sheet. If the accrued pension cost is less than the minimum amount, the difference should be recognized as an additional liability. Under Taiwan-IFRSs, there is no aforementioned requirement of minimum pension liability.

As of September 30, 2012, accrued pension cost of the Company was adjusted for an increase of NT$2,278,222 thousand; deferred income tax assets were adjusted for an increase of NT$270,786 thousand; noncontrolling interests were adjusted for a decrease of NT$12,915 thousand. For the nine months ended September 30, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$54,294 thousand and NT$39,775 thousand, respectively. For the three months ended September 30, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$18,098 thousand and NT$43,266 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and Taiwan-IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investing company subscribes to additional investee’s shares disproportionate to its existing ownership percentage that results in a decrease in the investing company’s ownership percentage in the investee, the resulting carrying amount of the investment in the investee differs from the amount of its share in the investee’s equity. Under R.O.C. GAAP, the investing company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. Under Taiwan-IFRSs, such a difference is still adjusted to investments and capital surplus; however, if the investing company’s ownership interest in an associate is reduced, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

As of September 30, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$51,304 thousand; foreign currency translation reserve was adjusted for an decrease of NT$59 thousand; capital surplus was adjusted for a decrease of NT$444,010 thousand. In addition, share of profits of associates and joint venture was adjusted for an increase of NT$32,485 thousand and NT$16,706 thousand, respectively, for the nine months and three months ended September 30, 2012, respectively. Other gains and losses were both adjusted for a decrease of NT$1,009 thousand for the nine months and three months ended September 30, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of Taiwan-IFRSs, income from operations in the consolidated income statement only includes net revenue, cost of revenue and operating expenses. Under Taiwan-IFRSs, based on the nature of operating transactions, technical service income is reclassified under net revenue; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating income and expenses, which are included in income from operations.

Under Taiwan-IFRSs, based on the nature of operating transactions, for the nine months ended September 30, 2012, the Company reclassified technical service income of NT$356,461 thousand to net revenue; rental revenue of NT$503 thousand, other income of NT$886 thousand, net gain on disposal of property, plant and equipment and other assets of NT$263 thousand, depreciation of rental assets of NT$5,223 thousand and impairment loss on idle assets of NT$422,323 thousand to other operating income and expenses. In addition, interest income of NT$1,294,864 thousand and dividend income of NT$69,945 thousand were reclassified to other income; settlement income of NT$448,275 thousand, net gain on disposal of financial assets of NT$449,060 thousand, others of NT$410,589 thousand (under non-operating income and gains), net valuation gain on financial instruments of NT$43,842 thousand, impairment loss of financial assets of NT$2,748,616 thousand as well as others of NT$222,971 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the nine months ended September 30, 2012. For the three months ended September 30, 2012, the Company also reclassified technical service income of NT$123,802 thousand to net revenue, other income of NT$244 thousand, net gain on disposal of property, plant and equipment and other assets of NT$4,389 thousand, depreciation of rental assets of NT$1,434 thousand to other operating income and expenses. In addition, interest income of NT$353,132 thousand was also reclassified to other income; net gain on disposal of financial assets of NT$83,329 thousand, others of NT$88,360 thousand (under non-operating income and gains), net valuation gain on financial instruments of NT$233,579 thousand, impairment loss of financial assets of NT$160 thousand as well as others of NT$77,490 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the three months ended September 30, 2012.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and between each subsidiary, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 2)
															Item	Value
1	TSMC Partners	TSMC China	Other receivables from related parties	$ (US$	3,844,230 130,000)		$—		$—	—	The need for short-term financing	$—	Purchase equipment	$—	—	$—	$41,185,682 (Note 1)	$41,185,682
		TSMC Solar	Other receivables from related parties	(US$	2,661,390 90,000)	(US$	2,661,390 90,000)	(US$	1,936,901 65,500)	0.3805%	The need for short-term financing	—	Operating capital	—	—	—	16,474,273 (Note 1)	41,185,682
		TSMC SSL	Other receivables from related parties	(US$	1,774,260 60,000)	(US$	1,774,260 60,000)		—	—	The need for short-term financing	—	Operating capital	—	—	—	16,474,273 (Note 1)	41,185,682
2	TSMC Development	TSMC Solar	Other receivables from related parties	(US$	2,365,680 80,000)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	5,942,311 (Notes 1 and 4)	14,855,778 (Note 4)
		TSMC SSL	Other receivables from related parties	(US$	2,661,390 90,000)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	5,942,311 (Notes 1 and 4)	14,855,778 (Note 4)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Development, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC (offshore 100% owned subsidiaries) or the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the respective lending limit for offshore 100% owned subsidiaries shall not exceed the net worth of TSMC Partners and TSMC Development, respectively, and the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower in 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners and TSMC Development, respectively.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Development, respectively.

Note 3:	The maximum balance for the period and ending balance represents the amounts approved by the Board of Directors.

Note 4:	The amount was determined based on the reviewed financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each	Maximum Balance for the Period		Ending Balance		Amount Actually		Amount of Endorsement/ Guarantee	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest	Maximum Endorsement/ Guarantee Amount
		Name	Nature of Relationship	Guaranteed Party (Notes 1 and 2)	(US$ in Thousands) (Note 3)		(US$ in Thousands) (Note 3)		Drawn (US$ in Thousands)		Collateralized by Properties	Financial Statements	Allowable (Note 2)
0	TSMC	TSMC Global	Subsidiary	$200,969,250	$ (US$	44,356,500 1,500,000)	$ (US$	44,356,500 1,500,000)	$ (US$	44,356,500 1,500,000)	$—	5.5%	$200,969,250

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
TSMC	Corporate bond
	Nan Ya Plastics Corporation	—	Held-to-maturity financial assets	—	$549,989	N/A	$551,136
	China Steel Corporation	—	”	—	150,296	N/A	150,553
	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	275,957	270,921	1	546,726	Notes 1 and 2
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	66,623,434	100	66,623,434
	TSMC Partners	Subsidiary	”	988,268	41,185,282	100	41,185,682
	VIS	Investee accounted for using equity method	”	628,223	10,107,307	39	20,323,030
	SSMC	Investee accounted for using equity method	”	314	6,870,266	39	6,656,282
	TSMC Solar	Subsidiary	”	1,118,000	3,640,710	99	3,613,746
	TSMC North America	Subsidiary	”	11,000	3,415,950	100	3,415,950
	TSMC SSL	Subsidiary	”	554,674	2,583,242	92	2,583,242
	Xintec	Investee accounted for using equity method	”	94,950	1,785,184	40	1,587,934
	GUC	Investee accounted for using equity method	”	46,688	983,702	35	4,066,513
	TSMC Europe	Subsidiary	”	—	273,016	100	273,016
	TSMC Japan	Subsidiary	”	6	132,129	100	132,129
	TSMC Korea	Subsidiary	”	80	28,573	100	28,573
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230	193,584	10	402,735
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	337,396
	W.K. Technology Fund IV	—	”	4,000	39,280	2	33,232
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	78,303	12	78,303
	Crimson Asia Capital	—	”	—	53,879	1	53,879
	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	22,019,781	100	22,139,659
	VTAF III	Subsidiary	”	—	870,860	50	848,642
	VTAF II	Subsidiary	”	—	439,556	98	433,310
	Emerging Alliance	Subsidiary	”	—	144,670	99	144,670
	TSMC GN	Subsidiary	”	—	90,306	100	90,306
TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	2,713,227	20	4,435,225	Note 3
	TSMC Solar Europe	Subsidiary	”	—	106,215	100	106,215
	TSMC Solar NA	Subsidiary	”	1	16,707	100	16,707
	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	—	1,707	49	1,707

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,881	100		$2,881
TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	4,783		15,396	—		15,396
	TSMC SSL	Investee accounted for using equity method	”	5,091		23,784	1		23,784
TSMC Partners	Stock
	TSMC Development	Subsidiary	Investments accounted for using equity method	—	US$	648,501	100	US$	648,501
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	116,473	49	US$	116,473
	TSMC Technology	Subsidiary	”	—	US$	12,804	100	US$	12,804
	ISDF II	Subsidiary	”	14,153	US$	10,852	97	US$	10,852
	ISDF	Subsidiary	”	787	US$	8,413	97	US$	8,413
	TSMC Canada	Subsidiary	”	2,300	US$	4,797	100	US$	4,797
	Mcube Inc.	—	Financial assets carried at cost	6,333		—	18		—	Note 4
	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
TSMC North America	Stock
	Spansion Inc.	—	Available-for-sale financial assets	272	US$	5,179	—	US$	2,749	Note 1
TSMC Development	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	255,451	100	US$	265,809
Emerging Alliance	Common stock
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	10	US$	1,545
	Preferred stock
	Next IO, Inc.	—	Financial assets carried at cost	8		—	—		—	Note 5
	QST Holdings, LLC	—	”	—	US$	141	4	US$	141
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	7		—
VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	—	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
VTAF II	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	4,556	US$	4,316	2	US$	4,316
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	Next IO, Inc.	—	”	179		—	1		—	Note 6
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—
VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,643	US$	1,328	58	US$	882
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315
	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170	Note 7
	Powervation, Ltd.	—	”	509	US$	7,938	16	US$	7,938
	Stion Corp.	—	”	8,152		—	15		—	Note 8
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	11,192	US$	4,197	4	US$	4,197
	Capital
	Growth Fund	Subsidiary	Investments accounted for using equity method	—	US$	335	100	US$	335
	VTA Holdings	Subsidiary	”	—		—	62		—
ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	408	US$	87	—	US$	998	Note 1
	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497
ISDF II	Common stock
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	456	3	US$	456

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	—	EUR	2,585	100	EUR	2,585
TSMC Global	Stock
	ASML	—	Available-for-sale financial assets	20,993	US$	1,085,474	5	US$	2,067,739	Notes 1 and 9
	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	495	US$	495	N/A	US$	495	Note 1

Note 1:	The carrying value is original carrying amount without fair value adjustment.

Note 2:	The carrying value includes the impairment loss in the amount of NT$412,901 thousand.

Note 3:	The carrying value includes the impairment loss in the amount of NT$1,186,674 thousand.

Note 4:	Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, after reassessment, the Company did not exercise significant influence over Mcube and therefore, Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost.

Note 5:	The carrying value includes the impairment loss in the amount of US$500 thousand.

Note 6:	The carrying value includes the impairment loss in the amount of US$1,219 thousand.

Note 7:	The carrying value includes the impairment loss in the amount of US$4,672 thousand.

Note 8:	The carrying value includes the impairment loss in the amount of US$55,474 thousand.

Note 9:	In October 2012, TSMC Global acquired 5% of the outstanding equity of ASML with a lock-up period of 2.5 years starting from the acquisition date.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition		Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	—	—	1,277,958		$1,845,052	—	$—	1,002,001		$1,830,424		$983,714		$846,710	275,957		$546,726
	TSMC SSL	Investments accounted for using equity method	—	Subsidiary	430,400		2,389,541	124,274	1,242,744	—		—		—		—	554,674		2,583,242
	Capital
	VTAF II	Investments accounted for using equity method	—	Subsidiary	—		563,056	—	—	—		—		122,511		Note 2	—		439,556
TSMC Global	Corporate bond
	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	20,000	US$	19,999	—	—	20,000	US$	20,000	US$	20,000		—	—		—
	Commonwealth Bank of Australia	”	—	—	25,000	US$	25,000	—	—	25,000	US$	25,000	US$	25,000		—	—		—
	Commonwealth Bank of Australia	”	—	—	25,000	US$	25,000	—	—	25,000	US$	25,000	US$	25,000		—	—		—
	Deutsche Bank AG London	”	—	—	20,000	US$	19,999	—	—	20,000	US$	20,000	US$	20,000		—	—		—
	JP Morgan Chase + Co.	”	—	—	35,000	US$	35,006	—	—	35,000	US$	35,000	US$	35,000		—	—		—
	Westpac Banking Corp.	”	—	—	25,000	US$	25,000	—	—	25,000	US$	25,000	US$	25,000		—	—		—

ISDF	Stock
	Memsic, Inc.	Available-for-sale financial assets	—	—	1,286	US$	4,294	—	—	1,286	US$	5,431	US$	1,414	US$	4,017	—		—
ISDF II	Stock
	Memsic, Inc.	Available-for-sale financial assets	—	—	1,072	US$	3,581	—	—	1,072	US$	4,529	US$	1,461	US$	3,068	—		—
TSMC	Stock
Development	WaferTech	Investments accounted for using equity method	—	Subsidiary	293,637	US$	262,053	—	—	—		—	US$	50,000		Note 2	293,637	US$	255,451

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, share of profits/losses of investees and other related adjustment to equity.

Note 2:	The disposal is primarily consisted of capital return, which is not applicable in recognizing any gain or loss.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Land	January 3, 2013	$2,248,400	By the contract	Miaoli County Government	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 28, 2013 to September 26, 2013	2,889,647	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 28, 2013 to September 26, 2013	441,244	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 28, 2013 to September 26, 2013	380,439	By the construction progress	I Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 28, 2013 to September 26, 2013	134,529	By the construction progress	Mandartech Interiors Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 28, 2013 to August 19, 2013	2,385,135	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	January 28, 2013 to July 30, 2013	931,045	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	February 23, 2013 to May 28, 2013	132,116	By the construction progress	Mega Facade Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab	July 26, 2013 to September 26, 2013	271,668	By the construction progress	Evergreen Steel Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales		$308,572,239	69	Net 30 days after invoice date	—	—		$57,435,875	72
	GUC	Investee accounted for using equity method	Sales		1,533,394	1	Net 30 days after monthly closing	—	—		378,840	—
	VIS	Investee accounted for using equity method	Sales		162,966	—	Net 30 days after monthly closing	—	—		—	—
	Mcube	Note 2	Sales		119,067	—	Net 30 days after invoice date	—	—		Note 2	—
	TSMC China	Subsidiary	Purchases		12,305,204	27	Net 30 days after monthly closing	—	—		(1,440,521)	9
	WaferTech	Indirect subsidiary	Purchases		6,529,044	14	Net 30 days after monthly closing	—	—		(613,223)	4
	VIS	Investee accounted for using equity method	Purchases		4,889,938	11	Net 30 days after monthly closing	—	—		(691,974)	4
	SSMC	Investee accounted for using equity method	Purchases		2,090,638	5	Net 30 days after monthly closing	—	—		(327,944)	2
TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	(US$	1,258,998 42,363)	—	Net 30 days after invoice date	—	—	(US$	448,483 15,166)	1

Note 1:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

Note 2:	Starting the third quarter of 2013, the Company did not exercise significant influence over Mcube and therefore, Mcube is no longer a related party to the Company.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Ending Balance (Foreign Currencies		Turnover Days	Overdue			Amounts Received in Subsequent		Allowance for
Company Name	Related Party	Nature of Relationships	in Thousands)		(Note 1)	Amount		Action Taken	Period		Bad Debts
TSMC	TSMC North America	Subsidiary		$57,612,301	44		$18,858,653	—	$21,582,692		$—
	GUC	Investee accounted for using equity method		378,840	55		—	—	—		—
	VIS	Investee accounted for using equity method		131,090	(Note 2)		—	—	—		—
TSMC Partners	TSMC Solar	The same parent company	(US$	1,937,044 65,505)	(Note 2)		—	—	—		—
TSMC China	TSMC	Parent company	(RMB	1,440,521 294,868)	31		—	—	—		—
TSMC Technology	TSMC	Parent company	(US$	187,203 6,331)	66		—	—	—		—
WaferTech	TSMC	Parent company	(US$	613,223 20,737)	25		—	—	—		—
TSMC North America	GUC	Investee accounted for using equity method by TSMC	(US$	448,483 15,166)	53	(US$	139,603 4,721)	—	(US$	341,694 11,555)	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from the sale of goods	$308,572,239	—	68%
				Receivables from related parties	57,435,875	—	5%
				Other receivables from related parties	176,426	—	—
				Payables to related parties	31,284	—	—
		TSMC China	1	Net revenue from the sale of goods	6,440	—	—
				Purchases	12,305,204	—	3%
				Marketing expenses—commission	64,348	—	—
				Disposal of property, plant and equipment	63,778	—	—
				Loss on disposal of property, plant and equipment	9,827	—	—
				Purchases of property, plant and equipment	89,990	—	—
				Other receivables from related parties	26,466	—	—
				Payables to related parties	1,440,521	—	—
		TSMC Japan	1	Marketing expenses—commission	181,896	—	—
				Payables to related parties	20,044	—	—
		TSMC Europe	1	Marketing expenses—commission	278,878	—	—
				Research and development expenses	43,670	—	—
				Payables to related parties	42,083	—	—
		TSMC Korea	1	Marketing expenses—commission	16,450	—	—
				Payables to related parties	1,409	—	—
		TSMC Technology	1	Research and development expenses	614,999	—	—
				Payables to related parties	187,203	—	—
		WaferTech	1	Net revenue from the sale of goods	9,792	—	—
				Purchases	6,529,044	—	1%
				Other receivables from related parties	1,822	—	—
				Payables to related parties	613,223	—	—
		TSMC Canada	1	Research and development expenses	162,780	—	—
				Payables to related parties	18,041	—	—
		Xintec (Note 3)	1	Manufacturing expenses	106,290	—	—
				Research and development expenses	1,418	—	—
				Disposal of property, plant and equipment	26,977	—	—
		TSMC SSL	1	Other gains and losses	6,525	—	—
				Other receivables from related parties	2,025	—	—
				Payables to related parties	9,386	—	—
				Purchases of property, plant and equipment	7,437	—	—
				Manufacturing expenses	1,682	—	—
		TSMC Solar	1	Manufacturing expenses	2,822	—	—
				General and administrative expenses	2,257	—	—
				Purchases of property, plant and equipment	5,660	—	—

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC Solar	1	Other gains and losses	$7,677	—	—
				Other receivables from related parties	2,409	—	—
1	TSMC Partners	TSMC China	3	Other income	2,792	—	—
2	TSMC Development	WaferTech	1	Other receivables from related parties	32,240	—	—
3	TSMC North America	TSMC Technology	3	Other receivables from related parties	5,131	—	—
4	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from the sale of goods	70,061	—	—
				Receivables from related parties	10,078	—	—
		TSMC Development	3	Finance costs	2,613	—	—
		TSMC Partners	3	Other payables to related parties	1,937,044	—	—
5	TSMC China	Xintec (Note 3)	3	Disposal of property, plant and equipment	48,193	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

Note 3:	TSMC has no power to govern the financial and operating policies of Xintec starting June 2013 for the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2013			Net Income	Share of Profits/ Losses	Note
				September 30, 2013 (Foreign Currencies in Thousands)	December 31, 2012 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)	(Losses) of the Investee (Foreign Currencies in Thousands)	of Investee (Note 1) (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$66,623,434	$29,488	$29,488	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	41,185,282	2,114,741	2,114,822	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	—	100	22,019,781	3,685,251	3,627,216	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	39	10,107,307	3,241,736	1,283,219	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,870,266	3,669,415	1,423,366	Investee accounted for using equity method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	3,640,710	(2,466,942)	(2,428,223)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,415,950	179,361	179,361	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	5,546,744	4,304,000	554,674	92	2,583,242	(1,196,037)	(1,119,623)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,785,184	130,864	(42,676)	Investee accounted for using equity method
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	983,702	146,274	50,468	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,882,556	1,896,914	—	50	870,860	(1,497,510)	(138,614)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	593,616	704,447	—	98	439,556	473	464	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	273,016	28,095	28,095	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	841,757	852,258	—	99	144,670	(9,954)	(9,904)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	132,129	4,107	4,107	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	150,000	100,000	—	100	90,306	(21,691)	(21,691)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	28,573	1,116	1,116	Subsidiary
TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	2,713,227	(149,906)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,806,693	1,801,918	—	49	1,707	(1,497,510)	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	504,107	—	100	106,215	(73,876)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	205,772	1	100	16,707	(28,608)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2013				Net Income			Share of Profits/ Losses	Note
				September 30, 2013 (Foreign Currencies in Thousands)		December 31, 2012 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		3,133		3,133	1	100		2,881		(36)		Note 2	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	$ (US$	0.03 0.001)	$ (US$	0.03 0.001)	—	100	$ (US$	19,176,812 648,501)	$ (US$	1,311,604 44,134)		Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,271,553 43,000)	(US$	1,271,553 43,000)	43,000	49	(US$	3,444,234 116,473)	(US$	827,363 27,840)		Note 2	Investee accounted for using equity method
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	378,624 12,804)	(US$	32,174 1,083)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	418,518 14,153)	(US$	418,518 14,153)	14,153	97	(US$	320,900 10,852)	(US$	74,175 2,496)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	23,272 787)	(US$	23,272 787)	787	97	(US$	248,779 8,413)	(US$	169,952 5,719)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	68,013 2,300)	(US$	68,013 2,300)	2,300	100	(US$	141,854 4,797)	(US$	11,018 371)		Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	(US$	53,228 1,800)	(US$	53,228 1,800)	6,333	18		—	(US$	(210,622 (7,106	) ))	Note 2	Note 3
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	(US$	3,844,230 130,000)	(US$	8,279,880 280,000)	293,637	100	(US$	7,553,943 255,451)	(US$	1,290,557 43,425)		Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	154,124 5,212)	(US$	154,124 5,212)	15,643	58	(US$	39,280 1,328)	(US$	(14,022 (472	) ))	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	54,115 1,830)	(US$	54,115 1,830)	—	100	(US$	9,921 335)	(US$	(982 (33	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	493,768 12,400)	(EUR	493,768 12,400)	—	100	(EUR	102,948 2,585)	(EUR	(74,028 (1,884	) ))	Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		47,830		42,945	4,783	—		15,396		(2,466,942)		Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		50,910		34,266	5,091	1		23,784		(1,196,037)		Note 2	Investee accounted for using equity method

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on sales to affiliates.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:	Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, after reassessment, the Company did not exercise significant influence over Mcube and therefore, Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee	Main Businesses and	Total Amount of Paid-in Capital (Foreign Currencies in		Method of	Accumulated Outflow of Investment from Taiwan as of January 1, 2013 (US$ in		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2013 (US$ in		Percentage of	Share of	Carrying Amount as of September 30, 2013 (US$ in		Accumulated Inward Remittance of Earnings as of September 30,
Company	Products	Thousands)		Investment	Thousands)		Outflow	Inflow	Thousands)		Ownership	Profits/Losses	Thousands)		2013
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	100%	$3,627,216 (Note 3)	$22,019,781		$—
Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	2,324,062 78,791)	(Note 2)	(US$	147,485 5,000)	—	—	(US$	147,485 5,000)	6%	(Note 4)	(US$	147,855 5,000)	—

Accumulated Investment in Mainland China as of September 30, 2013 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3:	Amount was recognized based on the reviewed financial statements.

Note 4:	TSMC Partners invested in financial assets carried at cost, share of profits/losses from which was not recognized.